03019268

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

APR 1

P.E.

April 1, 2003

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✔ Form 40-F __

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes ✔ No __

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes __ No ✔

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

Yes __ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- *n/a*.

Total Pages: 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 26, 2003

By: PR Chambers
Paul Chambers
Company Secretary

Smith+Nephew

Delivering Sustainable Growth

2002
Annual Report and Accounts

Financial highlights

	2002 £ million	2001 £ million
Turnover	1,109.9	1,081.7
Profit before taxation:		
before goodwill amortisation and exceptional items	209.9	180.9
after goodwill amortisation and exceptional items	177.9	193.6
Earnings per share before goodwill amortisation and exceptional items	16.02p	13.96p
Earnings per share after goodwill amortisation and exceptional items	12.11p	14.07p
Dividends per share	4.80p	4.65p

We are committed to setting new standards in patient treatment and recovery,

Contents

Directors' report
01 Financial highlights
02 Chairman's statement
04 Chief Executive's statement
10 Board & Group Executive Committee
12 Financial review
14 Corporate social responsibility
16 Corporate governance
17 Remuneration report

Accounts
20 Directors' responsibilities for the accounts
21 Auditors' report
22 Group profit and loss account
23 Group balance sheet
24 Group cash flow statement
25 Statement of total recognised gains and losses
25 Movement in shareholders' funds
26 Parent company balance sheet
27 Accounting policies
29 Notes to the accounts
50 Group five year summary
52 Subsidiary and associated undertakings
ibc Information for shareholders



PERFORMANCE
OUR PERFORMANCE CULTURE IS DRIVING GLOBAL SALES GROWTH AND MARGIN IMPROVEMENT.


1,053
1,120
1,135
1,082
1,110
714
800
912
978
1,084
1998
1999
2000
2001
2002

Group Turnover/ Continuing Sales
£ Million


14.7
15.1
16.4
17.1
17.8
1998
1999
2000
2001
2002

Group Margins %
Before goodwill amortisation and exceptional Items


9.61
10.88
12.19
13.96
16.02
1998
1999
2000
2001
2002

Earnings Per Share before goodwill amortisation and exceptional items
Pence

as well as delivering on our promise of healthy returns to our shareholders.


INNOVATION
OUR COMMERCIALLY ORIENTATED RESEARCH AND DEVELOPMENT IS CONTRIBUTING TO A STRONG NEW PRODUCT PIPELINE.
TRUST
OUR SUSTAINABILITY PROGRESS HAS BEEN RECOGNISED BY OUR ENTRY INTO THE DOW JONES SUSTAINABILITY INDEX FOR 2003.

Where this icon appears, more information can be found at an alternative source. For more detailed financial information visit www.smith-nephew.com/investors/profile.html

Five Year Total Shareholder Return


%
200
100
0
Smith & Nephew
+132%
FTSE 100
-13%
1998
1999
2000
2001
2002



TriGen
A summer time car crash landed this university-bound student on a surgeon's operating table with a femoral fracture. The less-invasive TriGen femoral nailing system helped to mend her broken bone and restored her to walking so she could start the autumn term in time.

We have had another excellent year of growth within each of our three businesses.

Chairman's statement

In 2002 we achieved our targets within the Orthopaedics, Endoscopy and Advanced Wound Management markets. Each of Smith & Nephew's businesses strengthened its positions in the markets in which it operates through a combination of sales growth, new products and technology acquisition.

In March 2002 we acquired and have since successfully integrated ORATEC Interventions, Inc., establishing our Endoscopy business as a leader in radiofrequency technology and minimally invasive spinal surgery. We also acquired the remaining half of the Dermagraft and TransCyte joint arrangements from Advanced Tissue Sciences, Inc., gaining full strategic control of those products.

We disposed of our Rehabilitation business to AbilityOne Corporation also in March 2002, retaining a 21.5% interest in the expanded business. This focused the group on our three chosen areas of expertise.

Financial performance and dividend
Group sales grew strongly, led by the Orthopaedics business. Underlying growth of 14% was augmented by acquisitions, which added a further 4%. Our drive to deliver innovative products across all our businesses is paying off and we are also benefiting from the past two years' sales force expansions.

We achieved an ongoing operating margin before exceptional items of 16.5%, despite the dissynergies of the restructuring divestments of this and last year. The underlying margin increased by 0.7%. Before goodwill amortisation, the margin was 18.1%.

Investors continue to recognise the company's strength and share price growth potential. Smith & Nephew was one of the UK's best-performing stocks in 2002, outperforming the FTSE 100 by more than 20%.The recommended final dividend is increased to 3.00p, making a total dividend for the year of 4.80p (4.65p in 2001).

People
Our people take pride in our products which enable patients to regain their lives. They are an extremely talented group of individuals and we thank them for their commitment, creativity and energy in serving the company and the medical community.



TriVex procedure
She faces the same problems every mother does: dressing the kids, making lunches, finding time for herself. Faced with an uphill battle of another type – one against unsightly, painful varicose veins, she received treatment with the TriVex procedure. She can now handle the challenges of motherhood without the added difficulty of leg pain, which allows her more time to concentrate on what matters most – her family.



Dermagraft
A keen golfer, he has suffered from diabetes all his life. He ignored a wound on his foot, thinking it would clear up, but when he lost sensation in his lower leg he finally went to see his doctor. The foot ulcer was so serious he was in real danger of having the limb amputated. After 12 weeks of being treated with Dermagraft, a bio-engineered human dermal replacement, he was out of the danger zone and looking forward to resuming his golf.

We remain confident in our ability to deliver sustainable growth for the future.

We pay particular tribute to Larry Papasan for his valued contribution as President of the Orthopaedics business. He retired at the end of 2002 and we welcome David Illingworth, who has joined us to lead the division to further success.

Board
Tim Lankester has chosen not to stand again for re-election to the Board and will be standing down at the AGM in April. We thank him for his contribution over the last seven years.

Corporate governance has been a priority over the past year – particularly as we are listed on both the London and New York Stock Exchanges. Smith & Nephew is committed to an open and constructive relationship with our shareholders and the overall investment community. We are working to comply with the new US Sarbanes-Oxley Act and the ongoing detailed guidelines being supplied by the Securities and Exchange Commission.

Outlook
The markets on which we focus continue to demonstrate robust growth. Smith & Nephew is achieving sales growth that outpaces the industry, and is demonstrating its ability to grow share and position within the Orthopaedics, Endoscopy and Advanced Wound Management markets. In 2003, we will see the impact of our strong ongoing sales and profit growth on our reported results without the impact of divestments.

We have a leading range of technology and products that repair and heal the human body. We will maintain our progress by investing in new and differentiated technologies which bring benefits to patients, and in the specialist sales forces to bring these products to the medical community. We will continue to invest in our businesses by increasing sales force strength, adding manufacturing capacity and enhancing new product development to generate vigorous growth. We will also acquire businesses or technologies that strengthen our long term prospects.

We remain confident of delivering sustainable growth and believe we are well placed to achieve our mid-teens underlying pre-goodwill amortisation EPS growth target going forward.

Dudley Eustace
Chairman

Product markets %
sales from ongoing operations


Advanced wound management 30%
Orthopaedics 43%
Endoscopy 27%

Geographic markets %
sales from ongoing operations


Africa, Asia & Australasia 14%
UK 8%
Continental Europe 22%
America 56%

Our new products are driving our growth and setting new standards of care.

Chief Executive's statement

Delivering sustainable growth
In 2002 our markets grew strongly – and once again Smith & Nephew outpaced the industry. I am pleased to report excellent growth in our Orthopaedics, Endoscopy and Advanced Wound Management businesses.

We now have formidable teams in place and we are focused on three high-growth markets. We bring truly innovative and differentiating technologies that meet the needs of physicians, patients and healthcare systems. We are marketing our products ever more effectively through expanded and specialised global sales forces.

Our underlying group sales increase was 14% in 2002. Sales in North America grew 15% and the region now represents some 56% of the group's business. Sales growth in Europe was 12%, reflecting increased healthcare spending and ageing populations. Sales in the rest of the world grew 16%.

Market growth remains buoyant and demographics and lifestyle trends remain positive. Healthcare expenditure continues to grow in all our major markets. Technology is expanding the marketplace through the growth of less invasive and longer lasting surgical techniques and implants. With the introduction of new orthopaedic bearing materials, led by Oxinium from Smith & Nephew, surgeons are increasingly treating younger patient groups. New techniques continue to simplify and make procedures faster, and less invasive techniques in orthopaedics and endoscopy are taking hold as patients increasingly drive demand. Technology advancements in treating hard-to-heal wounds are driving strong growth in the active healing sector of the advanced wound management market.

We aim to raise operating margins before goodwill amortisation from 18% in 2002 to 21% in 2005, moving half a percentage point closer to that goal in 2003 through improvements in operational performance and product mix. At the same time we will continue to invest in product innovation, and in growing our sales teams by at least 10% a year for the foreseeable future.

Orthopaedics
Orthopaedics sales rose by an underlying 20% and its performance continued to outpace the market. Reconstructive implant sales grew by an impressive 20%, boosted by continued



Oxinium knee implants
His dream of early retirement and new life of golf and sailing went on hold as osteoarthritis crippled his plans. Frustrated by increasing pain and lack of mobility, he consulted his surgeon for a solution. Thanks to bilateral Oxinium knee implants, this retired banker is back on course.



ElectroBlade Resector
From twenty years experience as an aerobics instructor, she understands the importance of fitness in a well-balanced lifestyle. That's why, when she suffered a torn ligament in her right knee a year ago, she wasted no time agreeing to her doctor's recommendation for minimally invasive surgery. Due to reduced pain and recovery time, she was back at the gym soon after the procedure and enjoying the benefits of a healthy lifestyle.

Our operational performance and product mix is constantly being refined to improve margins.

surgeon response to the additional Oxinium knee products launched in 2002. We once again recorded industry-leading growth in this sector, led by knee growth of 33%, 10% of which was contributed by the introduction of our joint fluid therapy product, Supartz. Hip sales grew by 17% led by continued growth in revision procedures, increased penetration of our highly cross linked polyethylene liners and continued strength in our platform hip systems including Synergy and Echelon. Trauma grew at 10%. Sales pricing in Orthopaedics remained positive by 2%.

The Oxinium knee has been an outstanding success since its launch in 2001. We have continued to invest in the Oxinium programme and Computer Assisted Surgery throughout the year where we have received US regulatory approval for hip, knee and trauma applications. We have developed an Oxinium femoral head for hips and have already launched the product in 2003.

We are creating two divisions within our orthopaedic business, Reconstruction and Trauma. This initiative is aimed at sustaining our industry leading performance by improving the focus on these separate market sectors. This structure will enable us to bring technology to market faster and increase our customer responsiveness and satisfaction. Each division will have responsibility for developing global strategy and its own product development, marketing and sales functions. They will share common manufacturing and support organisations. The sales forces in major US cities will be specialised into separate reconstructive and trauma units on a phased basis beginning in the first quarter of 2003.

Endoscopy
Endoscopy sales grew at an underlying 10% with strong growth coming from outside the US. The company acquired the ORATEC minimally invasive joint and spine business in the year, which added 9% to sales growth and has given us a leading position in radio frequency technology in arthroscopy.

Knee and shoulder ligament repair products grew particularly strongly at 21% making the group the market leader in arthroscopic repair. New repair products were launched during the year to strengthen our position in the arthroscopy market, including TwinFix, a specialised shoulder repair device. New bioresorbable screws for ligament fixation performed well. ElectroBlade has brought us a unique product that combines simultaneous resection with coagulation of soft tissue. We also introduced a bipolar cutting and ablation system for the Vulcan generator

Business overview

Business overview

Served markets and growth in 2002

Orthopaedics

A comprehensive highly advanced range of orthopaedic implant and trauma products. Sales £470m.

- Implants for hips, knees and shoulders
- Trauma products for severely broken bones utilising internal and external fixation methods
- Clinical therapies including ultrasound bone healing devices and joint fluid therapy

World market value
Growth: +13%

£5.2bn

Market position

6th

We have a unique range of technology and products which repair the human body. We are

Endoscopy

Industry leader in the development and commercialisation of endoscopic (minimally invasive surgery) products and techniques. Sales £292m.

- Access – Fluid management and insufflation instruments for better surgical access.
- Visualisation – Digital cameras, digital image capture, central control, multimedia broadcasting, scopes, light sources and monitors to assist with visualisation.
- Resection – State-of-the-art radiofrequency wands, ElectroMechanical and mechanical blades, and hand instruments for resecting tissue.
- Repair – Specialised devices, fixation systems and bioabsorbable materials to repair damaged tissue.

World market value
Growth: +6%

£3.0bn

Market position (arthroscopy)

1st

IDET procedure
After years of struggling with lower back pain resulting from a herniated disc, he was able to use his landscaping skills once again after being treated with IntraDiscal ElectroThermal Therapy (also known as the IDET procedure).



Advanced Wound Management

Advanced treatment for hard-to-heal wounds offering a complete range of products from initial wound bed preparation through to successful wound closure. These products are targeted particularly at wounds connected with the elderly. Sales £322m.

- Pressure ulcers
- Venous leg ulcers
- Diabetic foot ulcers
- Serious burns

World market value
Growth: +12%

£1.5bn

Market position

1st

For more detailed business and product information visit: www.smith-nephew.com/businesses

What is driving market growth	Our achievements in 2002	Our key new products and developments in 2002
→ Expanding patient pool → Increasing numbers of elderly people living longer → Expectation of better quality of life → New, longer-lasting materials technology → Demand for less invasive procedures → Patient knowledge due to the internet and media	→ Grew sales 20%* → Expanded global sales team by 12% → Over 10,000 Oxinium knee implants → Over 250 Computer Assisted total knee procedures (newly branded as Achieve) → Supartz (joint fluid treatment) exceeding expectations → Completed new manufacturing facility	→ Continued rollout of Oxinium knee applications → Accuris minimally invasive uni-compartmental knee instrumentation → Exogen 3000 → OrthoGuard AB antimicrobial sleeve, the orthopaedic industry's first antibiotic-coated medical device to be cleared by the US regulatory agency

Ilizarov technique
Both legs had been deformed since birth, but on September 11, 2001, she walked down nearly 50 flights of World Trade Center stairs to safety. A surgeon had corrected her limbs using the Ilizarov technique.



focusing on three research areas – non-invasive stimulation, tissue engineering, bioabsorbables.

→ Increase in sports injuries → More active lifestyles → Increased surgeon use of endoscopic techniques → Innovative technological developments → Need for cost-effective procedures in hospitals → Growing demand for digitally-integrated OR equipment → Growth in ambulatory surgery centres → Payer support driven by supporting clinical evidence	→ Grew sales 10%* → Entry into the minimally invasive spinal market through ORATEC acquisition → Launch of the Digital Operating Room concept → Major growth in implants for soft tissue repair → Launched industry's first ElectroMechanical resection device → Reached 30,000 procedures for TriVex → Launched worldwide network of surgeon training sites	→ TwinFix bioabsorbable suture anchor for shoulder repair → ElectroBlade Resector → Vulcan System RF generator → Vision 337 Autoclavable Camera System → Decompression Catheter for herniated discs → Saphyre bipolar ablation probe
→ More elderly people living longer → More clinically advanced methods of healing wounds → Therapies that reduce nursing time and speed recovery for cost efficiency → Two-thirds of global market still to be converted to advanced wound healing → New, advanced technologies expanding breadth of market	→ Grew sales 11%* → World leadership in advanced wound care strengthened → Allevyn, our largest product, grew 21% → Acticoat burns dressing increased sales by 65% → Successful launch of Wound Bed Preparation concept → 100% ownership of Dermagraft and TransCyte → 88% coverage of US outpatient population for Dermagraft	→ Improved and extended Allevyn range launched → Continued global roll-out of Acticoat silver burns dressing → Global launch of Cutinova Hydro and range extension → Dermagraft full US launch

*on an underlying basis

ProGuide
Having developed a venous leg ulcer, nurses at his local hospital agreed to take part in the clinical trial of ProGuide, a two-layer elastic compression system designed for venous leg ulcers. This allowed the correct pressure to be applied and reduced the number of dressing changes.





Acticoat
She tried to help her mother with the cooking but she pulled a pan of boiling water off the stove, causing mixed partial thickness burns to her arms and upper torso. In the burns unit at the hospital, Acticoat, a unique antimicrobial barrier dressing, was applied to the affected areas, helping to minimise the risk of infection and scarring. The burns healed quickly, allowing her to rejoin her playmates at nursery school.



Oxinium hip implant
Although he could have delayed his total hip replacement surgery until after his daughter's wedding, Smith & Nephew's mini-incision technique, in concert with an Oxinium implant, restored his pain-free mobility in time to give away the bride and take a full part in this important day in his daughter's life.

Our commercially orientated innovation is contributing a strong new product pipeline,

Chief Executive's statement continued

and a thermal decompression catheter for herniated spinal discs. The Digital Operating Room concept gained ground with installations in leading hospitals.

Advanced Wound Management
In its first full year as an advanced wound management business, we strengthened our world-leading position in advanced treatments for hard-to-heal wounds. Underlying sales growth was 11%, with the Allevyn product range achieving 21%. We have successfully integrated into the business the advanced wound products of Beiersdorf and the Acticoat silver product for burns acquired in 2001 and these products are growing strongly.

Towards the end of the year, we secured 100% ownership of the Dermagraft and TransCyte arrangement by acquiring ATS's 50% share. Reimbursement for Dermagraft continues to progress well, with 88% of the outpatient population now covered in the US. Sales of Dermagraft in its US launch year achieved £3m.

Sustaining our growth rate
Over the past few years we have maintained consistently strong investment in expanding the sales force and expanding our product pipeline.

In 2002 we expanded the Orthopaedics sales team by 12%, the Endoscopy team by 30% including the sales force acquired with ORATEC, and the Advanced Wound Management team by 4%.

We invested 5½% of sales revenue in research and development across our businesses. In 2002, products introduced in the last three years rose to 18% of sales. Our group focus on unique methods to repair and heal the human body has led to group wide research in three fields: bioresorbable materials to facilitate healing and surgical reconstruction; tissue engineering to help replace, repair and regenerate damaged tissue; and non-invasive devices to stimulate tissue repair.

Enhancing manufacturing capacity and quality
To meet future sales growth we expanded our Orthopaedics and Endoscopy manufacturing capacity. Orthopaedics enlarged its production space in Memphis, Tennessee, by about a third. Endoscopy expanded two factories and moved its headquarters to new premises near its production facility in Andover, Massachusetts. Advanced Wound Management has begun



Allevyn
Following a long illness, she suffered from a severe pressure ulcer around the sacral area, causing much pain and discomfort, and limiting her mobility. Despite the efforts of a district nurse, it wasn't until Allevyn Sacral was used, a shaped, highly absorbent hydrocellular dressing, that the ulcer showed any signs of improvement. After a few weeks the pain was alleviated, the pressure ulcer healed and mobility was restored.



TwinFix bioabsorbable suture anchor
He was a talented tennis player in college, and he never lost his love for the sport. After suffering a serious rotator cuff injury, his days of swinging a racket seemed to have vanished forever. But thanks to the use of a TwinFix bioabsorbable suture anchor by his surgeon, he is back on the court twice a week and easing the stress of work with some friendly competition from the other side of the net.

and surgeon medical education programmes are continuing to speed product adoption.

building a new manufacturing plant in Largo, Florida, near its existing facilities.

We continue to maintain rigorous quality assurance and control systems that are subject to regular internal and external review. We take product quality very seriously and are committed to the highest standards of manufacturing quality.

Business Development
In March we completed our restructuring with the disposal of our Rehabilitation business to AbilityOne in the US. We received £71m in cash and retained a 21.5% interest in the enlarged company to benefit from the substantial value that we believe will be created by combining the two businesses.

Our joint venture with Beiersdorf, BSN Medical, had a successful trading year. BSN and AbilityOne made a combined operating profit contribution of £25m in 2002.

Corporate social responsibility
We are committed to sustainable development, reducing our impact on the environment while contributing to the quality of life enjoyed by society at large. We support local communities around our manufacturing operations and play a substantial role in professional education in our clinical fields.

Our complete Sustainability Report is published on our website at www.smith-nephew.com.

Outlook
We are in the next phase of our company's development. We have focused our businesses on three high-growth medical device sectors. We are delivering sustained growth in sales and underlying operating margins.

We have excellent management teams in place, intent on building sales and market share as well as improving the financial performance of their businesses. Our new products are advancing clinical performance by benefiting both patients and healthcare systems. Our sales people continue to be excited by our product ranges and we have every reason to expect that our markets will themselves continue to grow. We remain confident that we can deliver sustainable growth over the next three years.

Christopher O'Donnell
Chief Executive

The Board



- • Non-executive directors
- ○ Members of the Remuneration Committee
- ○ Members of the Audit Committee
- ○ Members of the Nominations Committee

Kenneth Kemp is Honorary Life President.

○○
Dudley Eustace (66)
Chairman
Appointed Deputy Chairman in 1999 and Chairman in January 2000. He is Chairman of the Nominations Committee, non-executive Chairman of Sendo Holdings plc and a non-executive director of KLM Royal Dutch Airlines NV, Aegon NV, Hagemeyer NV, Royal KPN NV and Sonae.Com SGPS.

○
Christopher O'Donnell (56)
Chief Executive
He joined the group in 1988 and was appointed a director in 1992. He was appointed Chief Executive in 1997. He is a non-executive director of BOC Group.

Peter Hooley (56)
Finance Director
He joined the group and was appointed a director in 1991. He is a non-executive director of Cobham plc.

•○
Dr Pamela Kirby (49)
Appointed a director in March 2002. She is Chief Executive Officer of Quintiles Transnational Corporation.

We feel that our innovative and responsive company is in a good position for future growth,

Group Executive Committee

Christopher O'Donnell, Chief Executive
See above.

Peter Hooley, Finance Director
See above.



Dr Alan Suggett (59)
Group Director of Technology He joined the group in 1982 and was appointed to the Group Executive Committee in 1986.

David Illingworth (49)
President – Orthopaedics
He joined the group and was appointed to the Group Executive Committee in 2002.





Peter Huntley (42)
Group Director Strategy and Business Development
He joined the group and was appointed to the Group Executive Committee in 1998.



Jim Taylor (46)
Group Director Indirect Markets He joined the group and was appointed to the Group Executive Committee in 2000.



Warren Knowlton (56) Appointed a director in November 2000. He is Chairman of the Audit Committee and Group Chief Executive of Morgan Crucible plc.

Brian Larcombe (49) Appointed a director in March 2002. He is Chief Executive of 3i Group Plc.

Richard De Schutter (62) Appointed a director in January 2001. He is a non-executive director of Varian Inc., ING Americas, Incyte Genomics, MedPointe Pharmaceuticals and General Binding Corporation.

Dr Rolf Stomberg (62) A director since 1998. Senior independent director and Chairman of the Remuneration Committee. He is Chairman of Management Consulting Group PLC and a non-executive director of Scania AB, Stinnes AG, Reed Elsevier plc, Cordiant Communications plc, Deutsche BP AG, TPG Group and Hoyer GmbH.

Sir Timothy Lankester (60) A director since June 1996. He is president of Corpus Christi College, Oxford. Also an independent director of the London Metal Exchange and Deputy Chairman of the British Council.

with 7,500 employees who commit their energy and expertise to its continual improvement.

Paul Williams (56) Group Director Human Resources He joined the group and was appointed to the Group Executive Committee in 1998.



Jim Ralston (56) Chief Legal Officer He joined the group in 1999 and was appointed to the Group Executive Committee in 2002.





Jim Dick (50) President – Wound Management He joined the group in 1977 and was appointed to the Group Executive Committee in 1999.



Ron Sparks (47) President – Endoscopy He joined the group in 1983 and was appointed to the Group Executive Committee in 1999.

Financial review

Transactions and presentation

During the year the group completed the final steps in its restructuring programme by disposing of the Rehabilitation business on 27th March for £71m and taking a 21½% interest in AbilityOne Corporation (AbilityOne) the acquiring company.

On 28th March ORATEC Interventions Inc., (ORATEC) was acquired for £191m net. ORATEC is engaged in the application of radiofrequency energy to medical devices and is being integrated with the Endoscopy business.

Group turnover and operating profit include the results of Rehabilitation up to the date of disposal as discontinued operations. The group's interest in AbilityOne has been accounted for under the net equity method. The results of ORATEC, following acquisition, are included in ongoing operations.

Trading results

Group sales for the full year amounted to £1,110m, a 3% increase reflecting the divestment referred to above. Before this, the sales of ongoing operations grew 15% of which 14% was underlying sales growth, 4% from businesses acquired this and last year and 3% of adverse currency translation. Selling price increases accounted for approximately 1% of underlying sales growth.

Profit before tax, goodwill amortisation and exceptional items amounted to £210m. Of this £196m was operating profit of ongoing operations, £2m profit of divested operations, £25m our share of operating profit of the BSN Medical joint venture and AbilityOne, less £13m of interest costs.

The operating margin of ongoing operations before goodwill amortisation and exceptional items was 18%, the same as in 2001 and was after absorbing over ½% of divestment dissynergies.

BSN Medical had a successful second trading period, achieving operating margins of 12½%, a 2% improvement, from integration and rationalisation benefits, and AbilityOne started to see the benefits of integrating and rationalising its two businesses.

Exceptional items

Exceptional items comprise an £18m gain on the disposal of Rehabilitation, less £15m of rationalisation and acquisition integration costs (of which £3m was our share of rationalisation costs of BSN Medical) and £17m of write off of the whole of our holding of Advanced Tissues Sciences, Inc., (ATS) shares following its filing for bankruptcy. The net exceptional loss was therefore £14m.

EPS and taxation

Earnings per share before goodwill amortisation and exceptional items were 16.02p an increase on 2001 of 15%. The underlying tax charge of £62m was 29%. A tax charge of £4m arises on the net exceptional loss, because non-tax deductible goodwill is included in the Rehabilitation gain.

Adjusting for the dilutive effects of the disposals of this and last year, and the formation of the BSN Medical joint venture the increase in earnings per share before goodwill amortisation and exceptional items rises to 19%.

Dividend and shareholders' funds

The recommended final dividend of 3.0p per share together with the interim dividend of 1.8p makes a total for the year of 4.8p. The cost of the dividends will be £45m compared to earnings before goodwill amortisation and exceptional items of £148m – a dividend cover of 3.3 times. Retained profit of £68m has been taken to reserves, and shareholders funds have also been augmented by £6m of new shares issued for share options, £30m of acquisition goodwill on the Rehabilitation business previously written off and £9m of exchange translation movements. The net movement in shareholders' funds was an increase of £113m.

Investment

Capital expenditure of £85m on tangible and intangible fixed assets amounted to 8% of sales. The principal areas of investment were manufacturing capacity expansions at all of our major sites, instrument sets and equipment, orthopaedic implants and endoscopy and information technology.

As well as acquiring ORATEC, the group also acquired from ATS its 50% interest in the Dermagraft joint arrangements for £8m.

The R&D investment for the ongoing businesses was 5½% of sales and the Dermagraft programme involved further revenue investment of £8m. We continue to invest in sales and marketing worldwide with our direct and independent sales forces now totalling 2,496 a 12% increase during the year.

Employees

The average number of employees during the year declined 5% to 7,500 as a consequence of the restructuring programme. The result is that sales per employee improved a further 9% to £148,000.

Cash flow and net debt

Operating cash flow before outgoings on rationalisation, divestment and acquisition integration was £142m, a 72% conversion of pre-goodwill amortisation and exceptionals operating profit. The proceeds of divestment of Rehabilitation and other capital receipts comprise £78m, which partly offsets the total cost of acquisitions of £206m.

Financial review

Net cash flow and movements in net debt during the year were:

	£m
Operating cash flow	142
Rationalisation, divestment and integration	(19)
Joint venture	10
Interest, tax and dividends	(106)
Acquisitions	(206)
Divestments	72
Issues of share capital	6
Net cash flow	(101)
Exchange movements	68
Opening net debt	(244)
Closing net debt	(277)

Closing net debt of £277m compares to group capital and reserves of £517m. Interest cost of £13m was covered 17 times by operating profit before amortisation and exceptional items.

Capital structure, treasury policy and pension funding
The directors have established a set of policies to manage funding, currency and interest rate risks. The group only uses financial instruments to manage the financial risk associated with underlying business activities and their financing.

Our policy is to ensure that there are sufficient funding and facilities in place to meet foreseeable borrowing requirements. Unused bank facilities amounted to £432m of which £199m were committed facilities.

In order to provide additional financing capability we will be requesting shareholders to increase the group's borrowing powers by adding back to capital and reserves for borrowing multiple purposes, goodwill previously set off on acquisitions.

Shareholders' funds are protected by matching foreign currency assets, including acquisition goodwill, with foreign currency liabilities where practicable. These liabilities take the form of either borrowings or currency swaps. At the year-end group borrowings were £316m, mainly in foreign currency. Cash and bank balances were £22m and a net £17m was receivable on currency swaps. Gross currency swaps amounted to £563m, of which 73% were to re-denominate internal borrowings into US dollars.

Group borrowings take advantage of short-term interest rates. We use interest rate swaps to protect borrowing costs and the differentials between borrowing and deposit rates, fixing interest rates on major exposures for the coming year by the beginning of the financial year. The majority of interest costs and differentials have been protected through to December 2003 with some protection carrying over into 2004.

The group trades in over 90 countries and as a consequence manages £270m of foreign currency transactions, by using forward foreign exchange contracts, of which the major transaction flow is euros into dollars. Our policy is for firm commitments to be fully covered and forecasts to be covered between 50% and 90% for up to one year. It is group policy for operating units not to hold unhedged monetary assets or liabilities other than in their functional operating currencies.

The falls in the stock market values of the last three years have adversely affected the funding levels of both our major defined benefit plans. These plans continue to be accounted for under SSAP24 and their combined deficits are estimated as £80m. This is less than the combined deficits under FRS17 of £111m, which is due to the non investment return discount rate required to be applied to liabilities under FRS17. The SSAP 24 deficit is to be funded over future working lives.

It is company policy to ensure that suppliers are paid within agreed terms. At the year-end the company's trade creditors amounted to £3m, the equivalent of 30 days credit.

Peter Hooley
Finance Director

Corporate social responsibility

We aim to make our values of Performance, Innovation and Trust integral to the way we operate, and are committed to the principles of sustainable development. This was recognised by our admission in 2002 – on our first application – to the Dow Jones Sustainability Index. This is the most widely recognised arbiter of good practice and we achieved the highest rating in our business sector.

We published our second Sustainability Report in April 2002, outlining our progress in corporate social responsibility (CSR). It was more detailed and wider in scope than the first, with increased measurement data and information on our activities.

The third Sustainability Report will be published on our website in April and will include new measurement initiatives, especially in the social area. At the same time we will be publishing a new Code of Business Principles which brings together policies that currently appear in different sections of our website, updated and broadened in scope. We have included purchasing policies with particular emphasis on human rights and suppliers' practices on health, safety and environmental standards. Through this code we ensure that our planning and business decisions take account of ethical, social, legal and financial considerations, thereby minimising risks and balancing the interests of all our stakeholders.

Our sustainability efforts focus on:

Environmental management
Minimising the impact of our activities on the environment – particularly regarding energy and water use, waste, emissions and discharges.

Social responsibility
Employees Maintaining high standards of health and safety; providing training and development; giving people the opportunity to let us know how they feel about working for Smith & Nephew – and acting on what they tell us.

Community Investing in and working with the communities in which we operate.

Customers Educating healthcare professionals in the techniques related to our product ranges and providing opportunities for their continuing professional development.

Suppliers Working in partnership with suppliers and fostering open, ethical relationships with them.

Economic impact
Making a positive contribution to society through creating shareholder value, paying taxes, investing capital and creating employment; maximising the economic benefits of our products for healthcare providers, patients and those who pay the costs.

More detail on our policies and the work which we do in these areas is provided in the following text.

Environmental management
We are committed to continuing reduction in our environmental impact: we use renewable resources wherever possible and reduce any adverse effect from products and processes to a practical minimum. Our business units must take effective action to control risks and minimise environmental impacts through systems and procedures based on a thorough understanding of the risks and provision of appropriate training and support. Progress is reviewed annually by the Board.

Over the past 10 years our environmental management systems have delivered cost savings as well as environmental benefits. Our manufacturing processes are relatively low in environmental impact with locations in the US, UK and Germany. Our main environmental impact comes from waste generated at manufacturing sites. We operate waste prevention and minimisation programmes throughout the group and are examining ways of assessing sustainable development aspects of our products. In the past year we have focused on reducing waste, the improvement in recycling made in 2001 has been sustained and emissions are down 12%. This is a significant achievement considering the manufacturing expansion which took place during the year.

Social responsibility
Employees Our business units are required to provide safe working conditions, plant and equipment at all their facilities. We maintain high standards and are determined to raise them even higher through sharing best practice. Business unit plans include measures to improve performance monitoring, enhance hazard analysis and risk assessment, refine emergency plans and business continuity plans and deliver better targeted training.

Our employment policies emphasise equality of opportunity, continuous training and development, open communications, and rewards appropriate to local markets. Vacancies are filled within the company wherever possible. We treat employees with dignity and fairness and have policies and procedures to encourage this culture. We welcome disabled people and make every effort to retain any employee who becomes disabled. Our new Code of Business Principles underpins the high standards we expect from our people.

We recognise the importance of good employee communications. This year we have greatly improved groupwide measurement and data collection systems to monitor such areas as employee satisfaction, performance appraisal, development and career progression. We have also set up a reporting system to collect data on training throughout the group. These measures will monitor progress in the coming years and help ensure that we target our efforts in the most effective manner.

More information is available on our website at:
www.smith-nephew.com/sustainability2002

In 2002 we conducted our second global opinion survey and communicated the results to staff worldwide. Once again we had over 80% of employees participating in the survey with positive scores in all areas covered. In addition 91% of respondents indicated that they were proud to work for the Smith & Nephew group. Significant improvements (over 10% increase in scores in many areas) were seen compared with the Year 2000 results particularly in management style, communication with employees, anticipating change and the way people feel about their job, confirming that we have made good progress in all areas over the past two years. But we still have work to do: scores for questions about promotion and reward were still lower than we would like and this will stimulate action to address these issues.

The communications functions at our group head office, group research centre and global business units work closely with the Human Resources departments at each site on all forms of internal communication. Our linked business unit and corporate intranets are increasingly well used, allowing easy two-way communication worldwide and increasing people's awareness of financial, economic and market factors affecting company performance. Electronic communication in general continues to reduce internal paperwork throughout the company.

Community We recognise a strong obligation to contribute to the communities in which we operate. We encourage and support employees at all levels who undertake community work, providing resources and paid time off to participate in projects. We support a range of charitable causes, mainly at local level, by donations of money, gifts in kind and employee time. The company is a member of UK Business in the Community and we are committed to corporate community involvement across the whole group wherever practical. Of course, we are also committed to meeting our community obligations under the law.

Examples of the programmes we support around our manufacturing sites can be found in the Performance section of the Sustainability Report on our website.

In 2002 our direct donations to charitable and community activities totalled £804,000, of which £400,000 went to the Smith & Nephew Foundation to fund individual research for doctors and nurses. During the year, we restructured the Foundation to focus solely on nursing research where it makes a major contribution in the UK. We again made no political contributions in 2002.

Customers Educational support to the medical community which we serve is an integral part of the way we do business. All three of our business units run extensive educational programmes ranging from seminars and dedicated training facilities to web-based information sites. During 2002 our Endoscopy business alone hosted 144 courses, training over 1,700 surgeons.

Suppliers We treat suppliers with dignity and fairness, and expect them to do the same with their own employees and suppliers. Our Code of Business Principles makes clear that we support the UN's Universal Declaration of Human Rights and states that we will only work with suppliers who adhere to business principles and health, safety, social and environmental standards consistent with our own. Specifically, these prohibit the use of forced, compulsory or child labour.

Economic impact

Our business policies aim to achieve long-term growth and profits – which in turn bring continued economic benefits to shareholders, employees, suppliers and local communities. Our sustainable development depends ultimately on our ability to provide a satisfactory return: in 2002 we generated an operating return on capital employed of 29%.

We continue to invest in comprehensive R&D programmes focused on delivering better outcomes for patients and improvements in application and use for practitioners. Importantly, we also aim to deliver overall cost savings to healthcare systems through such benefits as reduced dressing changes and shorter operating theatre times. Our products seek to reduce patients' time in hospital and return them to health faster, potentially improving their productivity and bringing broader social and economic benefits.

Corporate governance

The Board is committed to the highest standards of corporate governance and considers that the company has complied throughout the year with the Combined Code of Best Practice on Corporate Governance.

The Board
The Board meets regularly during the year and is responsible for the strategic direction, policies and overall management of the group. There is a clear division of responsibilities between the Chairman and Chief Executive.

The Board consists of an independent non-executive Chairman, two executive directors and six independent non-executive directors. All directors have full and timely access to all relevant information and independent professional advice. Non-executive directors meet regularly without management in attendance and appropriate induction programmes are offered to new directors.

The Board is assisted by the following committees:

The Audit Committee The Audit Committee monitors the operation and effectiveness of internal financial controls and ensures that the accounts meet statutory and other requirements. It selects, determines the fees and reviews the performance, independence and objectivity of the auditors. All non-audit work is pre-approved by the committee.

The Remuneration Committee The Remuneration Committee sets the pay and benefits of the executive directors and members of the Group Executive Committee, approves their main terms of employment and determines share options and long-term incentive arrangements. It also reviews management succession planning.

The Nominations Committee The Nominations Committee oversees plans for Board succession and recommends appointments to the Board.

The Group Executive Committee The Group Executive Committee assists the Chief Executive in the management of the group.

The terms of reference of the Audit, Remuneration and Nominations Committees may be found at www.smith-nephew.com.

Membership of Board committees and of the Group Executive Committee is shown with the biographical details of directors on pages 10 and 11.

Directors
All directors are subject to re-election every three years, and in accordance with the Articles of Association, Dudley Eustace and Peter Hooley retire by rotation and, being eligible offer themselves for re-election at the forthcoming AGM. Sir Timothy Lankester will be retiring at the AGM but will not be offering himself for re-election.

No director had a material beneficial interest in any contract involving the company or its subsidiaries in 2002.

Shareholders
The group issues summary financial statements in place of full annual accounts unless shareholders request the latter.

The summary financial statement is received by over 90% of shareholders. At the half year, an interim report is sent to all shareholders. A copy of the full annual accounts is available on the Smith & Nephew website along with press releases, institutional presentations and audio webcasts.

There are regular dialogues with individual institutional shareholders, together with results presentations twice a year. There is an opportunity for individual shareholders to question directors at the AGM and the company regularly responds to letters from shareholders on a range of issues.

Risk management & internal control
The Board is responsible for the maintenance of the group's systems of risk management and internal control and for reviewing their effectiveness. An ongoing process has been in place for the full year identifying, evaluating and managing key risks through a Risk Committee which reports to the Board annually, and by a system of functional reports to the Board and the review of internal financial controls by the Audit Committee.

These procedures are designed to identify and manage those risks that could adversely impact the achievement of the group's objectives. Whilst they do not provide absolute assurance against material misstatements or loss, the directors, following a review of the systems described are of the opinion that proper systems of risk management and internal control are in place within the group.

Share capital
The company has been informed of the following interests in its ordinary share capital as at 7 February 2003:

- AXA Investment Management 9.0%
- Fidelity 7.1%
- Legal & General Investment Management 3.4%

At the AGM, the company will be seeking a renewal of its current permission from shareholders to purchase its own shares. No shares have been purchased or contracted for or are the subject of an option under the expiring authority.

Auditors
Ernst & Young LLP have expressed their willingness to continue as auditors and a resolution proposing their reappointment will be put to the AGM.

Remuneration report

The report is divided into two sections, unaudited and audited information in accordance with schedule 7A of the Companies Act 1985. The audited information commences on page 19.

The Remuneration Committee comprises Dr Rolf Stomberg (Chairman), Sir Timothy Lankester, Richard De Schutter and Dr Pam Kirby. Sir Brian Pearse and Sir Anthony Cleaver retired as members of the committee on 28 February 2002. On behalf of the Board, it determines the broad policy for executive remuneration. It reviews annually the remuneration, including pension entitlements, for executive directors and members of the Group Executive Committee, and determines the operation of and the participants in the long-term incentive plan, share option schemes, and the executive bonus plan. It reviews the relationship between the remuneration of executive directors and that of other employees and the competitiveness of executive remuneration, using data from independent consultants on companies of similar size, technologies and international complexity. It also reviews management succession planning. The committee is assisted by Christopher O'Donnell the Chief Executive and Paul Williams the Group HR Director, both of whom have advised on all aspects of the group's reward structures and policies. In 2002 it received information from Watson Wyatt on a broad range of remuneration issues, Towers Perrin and Hay Group on salary data and Monks Partnership on long-term incentive plan comparative group performance. All the independent consultants were appointed by the company. Watson Wyatt also act as one of the retirement benefit consultants to the company.

The Remuneration Committee policy for this and future years is to ensure that remuneration is sufficiently competitive to attract, retain and motivate executive directors and Group Executive Committee members of a calibre that meets the group's needs to achieve its performance against financial objectives and relevant competitors' practice. Remuneration throughout the group is designed to be competitive in the country of employment. The committee gives full consideration to the requirements in Schedule A of the Combined Code.

The principal components of remuneration, which will remain in operation for the next financial year and thereafter, for executive directors and Group Executive Committee members are:

Basic salary and benefits

Basic salary reflects the responsibility of the job and individual performance. The company also provides private healthcare cover and a company car or allowance.

Performance-related bonus

For executive directors the company operates an annual bonus scheme 75% of which is based on annual growth in adjusted basic earnings per share after deducting goodwill amortisation and 25% on return on operating capital employed. The scheme is designed to encourage performance which the Remuneration Committee considers would contribute most to increasing shareholder value. Achievement of targets should produce a bonus of 30% of annual salary with a maximum of 100% for over achievement that demonstrates a step change in group performance. Bonuses are not pensionable.

For members of the Group Executive Committee with corporate responsibilities the annual bonus plan is linked to earnings per share, return on capital employed, and personal objectives. For those members with specific business unit responsibilities targets are linked to earnings per share, return on capital employed, and sales and profit of their respective business unit.

Long-term incentives

The company operates a long-term incentive plan (LTIP) for executive directors and members of the Group Executive Committee to motivate and reward these key executives to significantly enhance the value of the company. Under this plan shares are transferred to participants depending on the company's performance in relation to a group of 41 UK listed manufacturing companies with substantial international activities, using total shareholder return (TSR) over a three-year period as the prime measure. The performance conditions were identified as those which represented a fair measure of the company's performance and would reflect increase in shareholder value. The maximum value of shares awarded for executive directors will not exceed the participants' current annual rate of basic salary at the date the award is granted, and for members of the Group Executive Committee it will not exceed 75% of their current rate of basic salary. Shares will only be transferred to the participants if the company's TSR performance is at or above the median performance of the comparator companies and if growth in the company's adjusted earnings per share after deducting goodwill amortisation exceeded growth in the RPI in the same three-year period. At the median level, 25% of the award shares will vest. If the company's performance is in the top quartile, all the shares will vest. For performance between the median and the top quartile, the proportion of shares vesting will vary on a straight-line basis. The company's TSR performance and its performance relative to the comparator group is independently monitored by Monks Partnership.

The comparator group comprises the following companies:

Aga Foodservice Group	IMI
AstraZeneca Group	Johnson Matthey
BAE Systems	Laird Group
Balfour Beatty	Low & Bonar
BBA Group	Marconi
BOC Group	Morgan Crucible Company
BPB Industries	Novar
British Vita	Pilkington
Bunzl	Reckitt Benckiser
Cadbury Schweppes	REXAM
Charter	RMC Group
Coats	Rolls-Royce
Cookson Group	Scapa Group
Croda International	Spirax-Sarco Engineering
De La Rue	Spirent
Delta	Tate & Lyle
Elementis	Tomkins
FKI	TT Electronics
GKN	Unilever (UK)
Halma	Weir Group
ICI	

Remuneration report

Share options

Executive directors were last granted options under executive share option schemes in 1996, which were not subject to performance conditions of exercise. The exercise of options granted to members of the Group Executive Committee between 1997 and 2000 is subject to growth in adjusted basic earnings per share after deducting goodwill amortisation of not less than RPI plus 2% per annum in any period of three consecutive years. Since 2001, under the UK Plans the exercise of options is subject to adjusted basic earnings per share growth after deducting goodwill amortisation of not less than RPI plus 3% per annum, on average, in a performance period of three consecutive years. In the event the performance target is not met by the end of the third year the performance period is extended to four years. If it has not been met after four years the performance period is extended to five years, but if it has still not been met at the end of the fifth year the options will lapse. Performance conditions were selected to be in line with market practice at the time. Options granted under the US Plan, in line with market practice, are not subject to performance targets but are exercisable cumulatively up to a maximum of 10% after one year, 30% after two years, 60% after three years and the remaining balance after four years. Since 2002 members of the Group Executive Committee are not granted share options except on appointment. Share options are not offered at a discount. UK executive directors are eligible to participate in the savings related share option scheme.

Pensions

Executive directors have a normal retirement age of 62 and participate in the defined benefit Smith & Nephew UK Pension Fund and UK Executive Pension Scheme, under which pension has been accrued in the year at an annual rate of 1/30 of final pensionable salary, up to a limit of 2/3 of final pensionable salary. Pensions in payment are guaranteed to increase by 5% per annum or inflation if lower. The company and the pension plan trustees have in the past granted discretionary increases, particularly at times of high inflation. Death in service cover of four times salary and spouse's pension at the rate of 2/3 of the member's pension are provided on death. A supplementary unfunded defined contribution arrangement partially compensates for the Inland Revenue earnings cap on final pensionable salary.

Service contracts

Executive directors, in line with group policy, have notice periods of 12 months. All new appointments are intended to have 12 months notice periods, but it is recognised that for some appointments a longer period may initially be necessary for competitive reasons, reducing to 12 months thereafter. Christopher O'Donnell, appointed to the Board in September 1992 and Peter Hooley, appointed in April 1991 have contracts terminable by the company on not more than 12 months notice and by the director on six months notice. Termination of the contract by the company would entitle the executive directors to 12 months basic salary, bonus at target of 30%, a contribution of 30% of salary to reflect the loss of pension benefits, an amount to cover other benefits and a time apportionment of the LTIP entitlement.

Non-executive directors do not have service contracts and are normally appointed for terms of three years terminable at will, without notice by either the company or the director and without compensation. Their remuneration is determined by the Nominations Committee.

External non-executive directorships

Non-executive directorships provide executive directors with valuable experience beneficial to the company. Such appointments are subject to the approval of the Nominations Committee and restricted to one appointment for each executive director. All fees are paid to the company.

Directors' interests

	31 December 2002		1 January 2002	
Beneficial interests of directors in the company's ordinary shares	Shares	Options	Shares	Options
D.G. Eustace	49,679	–	40,909	–
C.J. O'Donnell	122,136	517,495	120,703	331,263
P. Hooley	111,571	450,682	58,789	423,723
B. Larcombe	–	–	–	–
Sir Timothy Lankester	6,096	–	6,035	–
Dr. P. Kirby	–	–	–	–
Dr R.W.H. Stomberg	6,945	–	6,864	–
W.D. Knowlton	12,501	–	7,501	–
R. De Schutter	200,000	–	100,000	–

On 7 February 2003 Christopher O'Donnell became entitled to 155,065 shares and Peter Hooley 96,916 shares in respect of the 100% vesting of the 2000 long-term incentive plan. There were no other changes in the interests of directors between 31 December 2002 and 7 February 2003.

The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings and share options.

As a component company of the FTSE 100 index, a graph of the company's TSR performance compared to that of the TSR of the index can be found on page 2.

Audited Information
Directors' emoluments and pensions

	Salaries & fees £'000	Benefits £'000	Bonus £'000	Total emoluments excl. pension entitlements £'000	Pension entitlements £'000	Total incl. pension entitlements 2002 £'000	Total excl. pension entitlements 2001 £'000	Total incl. pension entitlements 2001 £'000
Chairman (non-executive)								
D.G. Eustace	170	–	–	170	–	170	170	170
Executive								
C.J. O'Donnell	472	22	362	856	34	890	770	790
P. Hooley	280	19	212	511	72	583	484	545
Non-executive								
Sir Timothy Lankester	30	–	–	30	–	30	30	30
Dr R.W.H. Stomberg	30	–	–	30	–	30	30	30
W.D. Knowlton	30	–	–	30	–	30	30	30
R De Schutter	30	–	–	30	–	30	30	30
Dr P. Kirby (from 1 March 2002)	25	–	–	25	–	25	–	–
B. Larcombe (from 1 March 2002)	25	–	–	25	–	25	–	–
Sir Anthony Cleaver (to 28 February 2002)	5	–	–	5	–	5	30	30
Sir Brian Pearse (to 28 February 2002)	5	–	–	5	–	5	30	30
	1,102	41	574	1,717	106	1,823	1,604	1,685

Dudley Eustace's annual fee of £170,000 includes a non-executive director's fee of £30,000. For C.J. O'Donnell 58% of total remuneration excluding pension entitlement was base salary and benefits and 42% related to company performance. For P. Hooley 59% was base salary and benefits, and 41% related to company performance.

Directors' share options

	Number of options 1 Jan 2002	Granted during the year	Exercised	Exercise price (p)	Market price at date of exercise (p)	Profit on exercise £	Number of options 31 Dec 2002	Average exercise price (p)	Range of exercisable dates of options held at 31 Dec 2002
C.J. O'Donnell	170,000[1]	–	–	–	–	–	170,000	187.0	8/97-9/06
	–[2]	3,192*	–	–	–	–	3,192	296.0	11/05-4/06
	161,263[3]	183,040	–	–	–	–	344,303	–	2/01-4/09
Total	331,263	186,232	–	–	–	–	517,495	–	8/1997-4/2009

*options granted on 25 Sept 2002 at 296p.

	Number of options 1 Jan 2002	Granted during the year	Exercised	Exercise price (p)	Market price at date of exercise (p)	Profit on exercise £	Number of options 31 Dec 2002	Average exercise price (p)	Range of exercisable dates of options held at 31 Dec 2002
P. Hooley	317,500[1]	–	90,000	168.0	403.5	211,950	227,500	158.0	8/96-9/06
	3,349[2]	–	–	–	–	–	3,349	289.0	11/04-4/05
	102,874[3]	116,959	–	–	–	–	219,833	–	2/01-4/09
Total	423,723	116,959	90,000	168.0	403.5	211,950	450,682	–	8/1996-4/2009

[1] Options granted under executive share option schemes
[2] Sharesave options
[3] Nil-cost options acquired through the vesting of LTIP awards.

The range in the market price of the company's shares during the year was 305p to 430p and the market price at 31 December 2002 was 380.5p. All outstanding options at 31 December 2002 were below 380.5p. The total profit on exercise of options during the year was £211,950 as set out above (2001 – £197,542; Christopher O'Donnell £22,171, Peter Hooley £175,371).

Remuneration report

Long-term incentive plan
The maximum number of shares to be allocated to each director under the LTIP, all for nil consideration, are:

	Maximum number of shares awarded 1 Jan 2002	Awards during the year	Market price (p)	Vested award	Market price at date of award (p) 8 Mar 1999	Market price at date of vesting (p)	Number of shares awarded 31 Dec 2002	Latest performance Period
C.J. O'Donnell	448,649	120,879	409.5	183,040	171.0	403.5	386,488	31.12.2004
P. Hooley	282,965	70,818	409.5	116,959	171.0	403.5	236,824	31.12.2004

For the three year plan period commencing 2000 the company's TSR of 147.36% was ranked first in the comparator group and the earnings per share performance criterion was met, enabling the plan participants to be eligible for 100% of the shares conditionally awarded in 2000.

Pensions

	Accrued pension at 1 Jan 2002 £pa	Increase in accrued pension excluding inflation £pa	Accrued pension at 31 Dec 2002 £pa	Transfer value of accrued pension 1 Jan 2002 £	Directors' contributions during 2002 £	Increase in transfer value over year less directors' contributions £	Transfer value of accrued pension 31 Dec 2002 £
C.J. O'Donnell	119,000	32,000	153,000	1,521,000	23,000	336,000	1,880,000
P. Hooley	26,000	2,000	29,000	333,000	4,000	22,000	359,000

An amount of £69,000 was provided for under the supplementary unfunded defined contribution arrangement for Peter Hooley, bringing his total benefit under the plan to £319,000.

By order of the Board, 7 February 2003

Paul Chambers
Secretary

Directors' responsibilities for the accounts

The directors are responsible for the preparation of the annual report, including the remuneration report in accordance with relevant legislation and other requirements. The directors are required by company law to prepare accounts for each financial year that give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the results of the group for the year. In preparing the accounts, suitable accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made. Applicable accounting standards have been followed. The directors have satisfied themselves from internal forecasts and available bank facilities that the group continues as a going concern.

The directors are also responsible for the maintenance of the group's system of internal financial controls. These are designed to give reasonable assurance that proper procedures exist for the maintenance of adequate accounting records, safeguarding the assets of the group and for preventing and detecting fraud and other irregularities. To this end the company has identified and documented minimum internal financial control standards. Annual budgets are prepared and approved by the directors, and the directors have reserved capital expenditure and treasury authority levels to the Board and its delegated committees. The group operates a system of regular monthly reporting including revised profit and cash forecasts. Business risks are identified and monitored on a regular basis. The group operates an internal audit function which monitors the adequacy of internal financial controls and systems and compliance with group standards. The internal auditor gives a report to the Audit Committee and the Audit Committee reviews the operation and effectiveness of internal financial controls and reporting of the group.

A copy of the accounts is placed on the website of Smith & Nephew plc. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Auditors' report

Independent auditors' report to the members of Smith & Nephew plc

We have audited the group's accounts for the year ended 31 December 2002 which comprise the group profit and loss account, group balance sheet, parent company balance sheet, group cash flow statement, group statement of total recognised gains and losses, group reconciliation of movements in shareholders' funds, accounting policies and the related notes 1 to 33. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors The directors' responsibilities for preparing the annual report, remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the accounts and the part of the remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the directors' responsibilities for the accounts, unaudited part of the remuneration report, chairman's statement, chief executive's statement, financial review, corporate social responsibility and corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the remuneration report to be audited.

Opinion In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31 December 2002 and of the profit of the group for the year then ended; and the financial statements and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered auditor
London, 7 February 2003

Group profit and loss account

for the year ended 31 December 2002	Notes	**2002** **£ million**	2001 £ million
Turnover	1,2		
Ongoing operations		1,083.7	943.0
Operations contributed to the joint venture		–	35.3
Continuing operations		1,083.7	978.3
Discontinued operations		26.2	103.4
Group turnover		1,109.9	1,081.7
Share of joint venture		155.0	123.6
		1,264.9	1,205.3
Operating profit	1,2		
Ongoing operations:			
Before goodwill amortisation and exceptional items		196.0	170.8
Goodwill amortisation*		(17.5)	(10.4)
Exceptional items*	3	(29.9)	(19.3)
		148.6	141.1
Operations contributed to the joint venture:			
Before exceptional items		–	3.6
Exceptional items*	3	–	(1.8)
Continuing operations		148.6	142.9
Discontinued operations		2.1	11.1
		150.7	154.0
Share of operating profit of the joint venture:			
Before exceptional items		19.6	12.8
Exceptional items*	3	(2.6)	(5.0)
		167.7	161.8
Share of operating profit of the associated undertaking		4.9	–
		172.6	161.8
Discontinued operations – net profit on disposals*	3	18.0	49.2
Profit on ordinary activities before interest		190.6	211.0
Interest payable	4	(12.7)	(17.4)
Profit on ordinary activities before taxation		177.9	193.6
Taxation	7	65.8	64.0
Attributable profit for the year		112.1	129.6
Ordinary dividends	8	44.6	42.9
Retained profit for the year	24	67.5	86.7
Basic earnings per ordinary share	10	12.11p	14.07p
Diluted earnings per ordinary share	10	12.02p	13.95p
***Results before goodwill amortisation and exceptional items**			
Profit before taxation	9	209.9	180.9
Adjusted basic earnings per ordinary share	10	16.02p	13.96p
Adjusted diluted earnings per ordinary share	10	15.89p	13.84p

Group balance sheet

at 31 December 2002	Notes	2002 £ million	2001 £ million
Fixed assets			
Intangible assets	11	317.2	187.8
Tangible assets	12	255.8	245.0
Investments	13	8.2	25.7
Investment in joint venture	14	115.0	114.0
Goodwill		70.3	70.6
Share of gross assets		106.2	109.0
Share of gross liabilities		(61.5)	(65.6)
Investment in associated undertaking	15	8.5	–
		704.7	572.5
Current assets			
Stocks	16	229.5	232.2
Debtors	17	280.7	266.8
Cash and bank	18	22.5	26.4
		532.7	525.4
Creditors: amounts falling due within one year			
Borrowings	18	151.9	94.0
Other creditors	20	309.6	334.5
		461.5	428.5
Net current assets		71.2	96.9
Total assets less current liabilities		775.9	669.4
Creditors: amounts falling due after more than one year			
Borrowings	18	164.2	161.2
Other creditors	20	6.3	8.3
Provisions for liabilities and charges	21	88.1	95.3
		258.6	264.8
		517.3	404.6
Capital and reserves			
Equity shareholders' funds:			
Called up equity share capital	22	113.5	113.1
Share premium account	24	143.8	135.8
Profit and loss account	24	259.7	155.4
		517.0	404.3
Non-equity shareholders' funds:			
Called up non-equity share capital	22	0.3	0.3
		517.3	404.6

Approved by the Board on 7 February 2003.

Dudley Eustace Chairman **Christopher O'Donnell** Chief Executive **Peter Hooley** Finance Director

Group cash flow statement

for the year ended 31 December 2002	Notes	**2002 £ million**	2001 £ million
Net cash inflow from operating activities*	25	209.3	191.9
Dividends received from joint venture		3.9	–
Interest received		6.6	2.5
Interest paid		(16.8)	(19.0)
Net cash outflow from returns on investments and servicing of finance		(10.2)	(16.5)
Taxation paid		(52.3)	(76.2)
		150.7	99.2
Capital expenditure and financial investment			
Capital expenditure		(85.2)	(74.7)
Disposal of fixed assets		1.1	4.1
Trade investments		(1.3)	(2.4)
Own shares (purchased)/vested		(0.7)	0.4
		(86.1)	(72.6)
Acquisitions and disposals			
Acquisitions		(245.4)	(69.3)
Cash acquired on acquisition of CRATEC		39.1	–
Disposals		71.8	61.7
Debt repaid by the joint venture		5.7	24.6
Joint venture formation costs		–	(12.0)
		(128.8)	5.0
Equity dividends paid		(43.5)	(42.0)
Cash outflow before use of liquid resources and financing		(107.7)	(10.4)
Financing			
Issues of ordinary share capital		6.1	9.0
Increase in borrowings due within one year	25	70.6	30.2
Increase/(decrease) in borrowings due after one year	25	18.1	(7.4)
Settlement of currency swaps	25	–	(14.0)
Net cash inflow from financing		94.8	17.8
(Decrease)/increase in cash	25	(12.9)	7.4

*After £19.3m (2001 – £23.5m) of outgoings on rationalisation, acquisition integration and divestment costs.

Statement of total recognised gains and losses
Movements in shareholders' funds

Group statement of total recognised gains and losses

for the year ended 31 December 2002	**2002 £ million**	2001 £ million
Profit for the financial year	112.1	129.6
Unrealised gain on formation of joint venture	–	31.8
Translation differences on foreign currency net investments	9.1	(8.8)
Total gains and losses related to the year	121.2	152.6

Included in the profit for the financial year is £10.3m (2001 – £4.4m) profit relating to the joint venture and £3.0m (2001 – nil) profit relating to the associated undertaking.

Group reconciliation of movements in shareholders' funds

for the year ended 31 December 2002	**2002 £ million**	2001 £ million
Profit for the financial year	112.1	129.6
Dividends	(44.6)	(42.9)
Retained profit for the year	67.5	86.7
Translation differences on foreign currency net investments	9.1	(8.8)
Goodwill on disposals	30.0	–
Goodwill on operations contributed to the joint venture	–	17.9
Unrealised gain on formation of joint venture	–	31.8
Movements relating to the QUEST (Note 23)	(2.3)	(2.1)
Issue of shares	8.4	11.1
Net addition to shareholders' funds	112.7	136.6
Opening shareholders' funds	404.6	268.0
Closing shareholders' funds	517.3	404.6

Parent company balance sheet

at 31 December 2002	Notes	2002 £ million	2001 £ million
Fixed assets			
Tangible assets	12	8.0	8.2
Investments	13	760.0	416.4
		768.0	424.6
Current assets			
Debtors	17	1,444.7	469.6
Cash and bank	18	9.1	14.8
		1,453.8	484.4
Creditors: amounts falling due within one year			
Borrowings	18	127.2	62.9
Other creditors	20	1,534.5	256.2
		1,661.7	319.1
Net current (liabilities)/assets		(207.9)	165.3
Total assets less current liabilities		560.1	589.9
Creditors: amounts falling due after more than one year			
Borrowings	18	162.3	154.6
Other creditors	20	1.3	0.6
Provisions for liabilities and charges	21	2.6	6.1
		166.2	161.3
		393.9	428.6
Capital and reserves			
Equity shareholders' funds:			
Called up share capital	22	113.5	113.1
Share premium account	24	143.8	135.8
Profit and loss account	24	136.3	179.4
		393.6	428.3
Non equity shareholders' funds:			
Called up non equity share capital	22	0.3	0.3
		393.9	428.6

Approved by the Board on 7 February 2003.

Dudley Eustace Chairman **Christopher O'Donnell** Chief Executive **Peter Hooley** Finance Director

Accounting policies

The accounts have been prepared under the historical cost convention and in accordance with other applicable accounting standards and include the disclosures required by Financial Reporting Standard 17 (FRS 17).

Consolidation

The consolidated accounts include the accounts of the company and of all of its subsidiaries and associated undertakings during the year ended 31 December 2002 for the periods during which they were members of the group.

Entities in which the group holds an interest on a long-term basis and are controlled by the group and one other under a contractual agreement are joint ventures. Joint ventures are included in the consolidated accounts under the gross equity method.

Entities in which the group has a beneficial interest of 50% or less in the equity capital and where the group exercises significant influence over commercial and financial policy decisions are associated undertakings. Associates are included in the consolidated accounts under the net equity method.

Joint arrangements are those where the group participates with a third party in an arrangement to carry on the group's trade or business. Joint arrangements are included in the consolidated accounts in proportion to the group's interest in their assets, liabilities and cash flows.

Turnover

Turnover comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes.

Foreign currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into sterling at the year end rates of exchange. Profit and loss items and the cash flows of overseas subsidiaries and associated undertakings are translated at the average rates for the year.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are accounted for as hedges with the hedge transaction recorded at the rate implicit in the contract. Changes in the fair value of these forward contracts are recognised in the profit and loss account on the ultimate sale of the item purchased.

The following are recorded as movements in reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets, including acquisition goodwill; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge group equity investments; and the differences arising between the translation of profits at average and closing rates of exchange. All other exchange differences are dealt with in arriving at profit before taxation.

Intangible fixed assets

Goodwill, representing the excess of purchase consideration over fair value of net assets acquired, prior to 31 December 1997 was set off against reserves in the year of acquisition. Goodwill acquired since 1 January 1998 is capitalised and amortised on a straight line basis over its estimated useful economic life, up to a presumed maximum of 20 years, except for goodwill arising on the formation of the BSN Medical joint venture and acquisition of the group's share of the AbilityOne associated undertaking, which is not amortised but is subject to an annual impairment review. This treatment, which is a departure from the requirement of the Companies Act to amortise goodwill, is adopted in order to show a true and fair view (see Note 14 and Note 15). Goodwill previously written off to reserves is included in the calculation of profits and losses on disposals.

The carrying value of goodwill and acquired intangibles is reviewed for impairment at the end of the first full financial year following acquisition and in other periods if significant events or changes in circumstances indicate the carrying value may be impaired.

Purchased patents, know-how, trade marks, licences and distribution rights are capitalised as intangibles and amortised over a period not exceeding 20 years.

The carrying values of intangibles are reviewed for impairment when events or changes in circumstances indicate the carrying value may be impaired.

Research and development

Revenue expenditure on research and development is written off as incurred.

Tangible fixed assets

Tangible fixed assets are stated at cost and, except for freehold land, are depreciated as wasting assets. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 1% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment are depreciated over lives ranging between 3 and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

Leasing commitments

Assets held under finance leases are capitalised as tangible fixed assets and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

Accounting policies

Investments
Trade investments are stated at cost less provision for any permanent diminution in value.

Stocks
Finished goods and work in progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials are valued at purchase price and all stocks are reduced to net realisable value where lower.

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

No provision is made for deferred tax that would arise on the remittance of the retained earnings of overseas subsidiaries, associates and joint ventures except to the extent that, at the balance sheet date, dividends have been accrued as receivable.

Deferred tax assets are recognised only to the extent that the directors consider that it is likely that taxable profits will be available against which future reversals of the underlying timing differences can be made.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences are expected to reverse. These are based on tax rates and laws substantively enacted at the balance sheet date.

Financial instruments
Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into sterling at year end exchange rates. Changes in the principle values of currency swaps are matched in reserves against changes in the values of the related assets. Interest rate swaps to protect interest costs and income are accounted for as hedges. Changes in the values of interest rate swaps are recognised against interest in the period relating to the hedge.

Post-retirement benefits
The group's major pension plans are of the defined benefit type. For these plans, costs are charged to operating profit so as to spread the expense of providing future pensions to employees over their working lives with the group.
For defined contribution plans contributions are charged to operating profit as they become payable. Where the group provides healthcare benefits after retirement the expected cost of these is charged to operating profit over the employees' working lives with the group.

Notes to the accounts

Note 1 **Segmental analysis**

Analysis by activity	Group turnover 2002 £ million	Group operating profit 2002 £ million	Group operating assets 2002 £ million	Group turnover 2001 £ million	Group operating profit 2001 £ million	Group operating assets 2001 £ million
Orthopaedics	470.2	98.2	309.8	404.6	87.9	304.6
Endoscopy	291.8	53.8	275.1	252.8	46.8	130.8
Advanced wound management	321.7	44.0	222.6	285.6	36.1	223.1
Amortisation of goodwill	–	(17.5)	–	–	(10.4)	–
Exceptional items	–	(29.9)	–	–	(19.3)	–
Ongoing operations	1,083.7	148.6	807.5	943.0	141.1	658.5
Operations contributed to the joint venture	–	–	–	35.3	3.6	–
Exceptional items	–	–	–	–	(1.8)	–
Continuing operations	1,083.7	148.6	807.5	978.3	142.9	658.5
Discontinued operations	26.2	2.1	–	103.4	11.1	22.0
	1,109.9	150.7	807.5	1,081.7	154.0	680.5

Following completion of the group's restructuring the group's segmental analysis is now based on its three core businesses and comparatives have been restated accordingly.

Items between group operating profit of £150.7m (2001 – £154.0m) and profit on ordinary activities before taxation of £177.9m (2001 – £193.6m) comprise share of operating profit of the joint venture £17.0m (2001 – £7.8m), share of operating profit of the associated undertaking of £4.9m (2001 – nil), net profit on disposals of businesses of £18.0m (2001 – £49.2m) and net interest payable of £12.7m (2001 – £17.4m) which are not allocated segmentally.

On 1 April 2001, the group's casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture.

Discontinued operations comprise the results of the rehabilitation business and in 2001 also include the results of the ear, nose and throat business.

Operating assets comprise fixed assets, stocks and debtors less creditors and provisions other than investment in the joint venture, investment in the associated undertaking, net debt, taxation and dividends.

Exceptional costs of £29.9m (2001 – £19.3m) within ongoing operations can be allocated as follows: Orthopaedics £0.8m (2001 – £0.6m), Endoscopy £7.6m (2001 – £0.3m) and Advanced wound management £21.5m (2001 – £18.4m). Amortisation of goodwill of £17.5m (2001 – £10.4m) within ongoing operations arises as follows: Orthopaedics £4.7m (2001 – £4.1m), Endoscopy £7.1m (2001 – £1.0m) and Advanced wound management £5.7m (2001 – £5.3m).

Analysis by geographic origin

United Kingdom	179.6	21.7	153.4	162.9	19.6	134.6
Continental Europe	250.7	21.1	70.6	199.6	18.0	69.4
America	730.7	129.1	524.5	673.1	114.2	398.0
Africa, Asia and Australasia	144.3	24.1	59.0	133.5	19.0	56.5
Amortisation of goodwill	–	(17.5)	–	–	(10.4)	–
Exceptional items	–	(29.9)	–	–	(19.3)	–
Ongoing operations	1,305.3	148.6	807.5	1,169.1	141.1	658.5
Operations contributed to the joint venture	–	–	–	35.3	3.6	–
Exceptional items	–	–	–	–	(1.8)	–
Continuing operations	1,305.3	148.6	807.5	1,204.4	142.9	658.5
Discontinued operations	26.2	2.1	–	103.4	11.1	22.0
	1,331.5	150.7	807.5	1,307.8	154.0	680.5
Less intragroup sales	(221.6)	–	–	(226.1)	–	–
	1,109.9	150.7	807.5	1,081.7	154.0	680.5

Exceptional items of £29.9m (2001 – £19.3m) were incurred as follows: £1.5m (2001 – £11.7m) in the UK, £2.4m (2001 – £5.1m) in Continental Europe, £25.9m (2001 – £1.5m) in America and £0.1m (2001 – £1.0m) in Africa, Asia and Australasia. Amortisation of goodwill of £17.5m (2001 – £10.4m) arises as follows: £1.2m (2001 – £0.9m) in the UK, £2.1m (2001 – £2.1m) in Continental Europe, £13.7m (2001 – £6.9m) in America and £0.5m (2001 – £0.5m) in Africa, Asia and Australasia.

Notes to the accounts

Note 1 **Segmental analysis continued**

Analysis of group turnover by geographic market	**2002 £ million**	2001 £ million
Europe†	318.7	268.4
America	610.5	534.9
Africa, Asia and Australasia	154.5	139.7
Ongoing operations	1,083.7	943.0
Operations contributed to the joint venture	–	35.3
Continuing operations	1,083.7	978.3
Discontinued operations	26.2	103.4
	1,109.9	1,081.7

† Includes United Kingdom sales of £87.3m (2001 – £77.5m).

Note 2 **Operating profit**

	Continuing operations 2002 *£ million*	**Discontinued operations 2002 *£ million***	**Total 2002 *£ million***	Continuing operations 2001 *£ million*	Discontinued operations 2001 *£ million*	Total 2001 *£ million*
Turnover	1,083.7	26.2	1,109.9	978.3	103.4	1,081.7
Cost of sales	(313.6)	(16.3)	(329.9)	(294.9)	(55.3)	(350.2)
Gross profit	770.1	9.9	780.0	683.4	48.1	731.5
Marketing, selling and distribution	(408.5)	(5.6)	(414.1)	(365.4)	(26.7)	(392.1)
Administration	(125.0)	(2.1)	(127.1)	(114.3)	(8.7)	(123.0)
Research and development	(61.2)	(0.1)	(61.3)	(49.3)	(1.6)	(50.9)
BSN agency and management fees	20.6	–	20.6	20.0	–	20.0
Amortisation of acquisition goodwill	(17.5)	–	(17.5)	(10.4)	–	(10.4)
Exceptional items	(29.9)	–	(29.9)	(21.1)	–	(21.1)
Operating profit	148.6	2.1	150.7	142.9	11.1	154.0

Exceptional items of £29.9m (2001 – £21.1m) were incurred as follows: cost of sales £2.8m (2001 – £9.5m), marketing, selling and distribution £2.5m (2001 – £6.6m), administration £22.6m (2001 – £4.6m) and research and development £2.0m (2001 – £0.4m).

Operating profit is stated after charging/(crediting):	**2002 *£ million***	2001 *£ million*
Depreciation	51.6	48.1
Loss/(profit) on sale of fixed assets	2.7	(0.7)
Amortisation of other intangibles	5.1	1.8
Operating lease rentals for land and buildings	11.0	8.3
Operating lease rentals for other assets	9.8	9.7
Auditors' remuneration	0.9	0.8

Payments made to the group's auditors for non-audit services amounted to £1.2m (2001 – £1.5m) in the UK and £1.9m (2001 – £1.0m) outside the UK. Of these payments £1.8m (2001 – £1.7m) relates to taxation services and £1.3m (2001 – £0.8m) to statutory and other certifications and services. Of the total payments for non-audit services, £1.2m (2001 – £1.3m) relates to capital transactions.

Note 3 **Exceptional items**

Operating exceptional items within ongoing operations of £29.9m (2001 – £19.3m) comprise £17.5m for the write-down of the group's trade investment in the ordinary stock of Advanced Tissue Sciences, Inc., £8.4m for the acquisition integration of ORATEC and Dermagraft and £4.0m for further rationalisation consequent on the contribution of businesses to BSN Medical in 2001. The exceptional items in 2001 comprised £2.9m manufacturing rationalisation, £7.5m rationalisation consequent on the contribution of businesses to BSN Medical and £8.9m integration costs in connection with the acquisition of the Advanced Woundcare business from Beiersdorf AG. Operating exceptional items within operations contributed to the joint venture represent manufacturing rationalisation costs of operations subsequently contributed to BSN Medical.

The group's share of exceptional items of the joint venture relates to its share of manufacturing rationalisation costs.

A net profit of £17.2m arises on the disposal of the rehabilitation business in March 2002 for a net cash consideration of £71.3m and a 21.5% equity interest in AbilityOne Corporation (AbilityOne). The net profit comprised a gain of £47.2m less £30.0m of acquisition goodwill previously written off to reserves. In addition a net gain of £0.8m arises on adjustments in respect of previous disposals. The net profit on disposal in 2001 related to the sale of the ear, nose and throat business.

Note 4 **Interest**

	2002 £ million	2001 £ million
Interest receivable	6.6	2.5
Interest payable		
On bank borrowings	16.2	17.5
Other	0.6	1.5
	16.8	19.0
Share of joint venture net interest payable	1.6	0.9
Share of associated undertaking net interest payable	0.9	–
Net interest payable	12.7	17.4

Interest payable on currency swaps of £23.3m (2001 – £22.2m) has been set off against interest receivable.

Note 5 **Employees**

The average number of employees during the year was:	**2002**	2001
United Kingdom	1,740	1,810
Continental Europe	1,279	1,281
America	3,291	3,310
Africa, Asia and Australasia	1,196	1,525
	7,506	7,926

Staff costs during the year amounted to:	**£ million**	£ million
Wages and salaries	261.1	245.0
Social security costs	25.1	25.7
Pension costs (Note 30)	14.3	10.4
	300.5	281.1

Of the pension costs £11.0m (2001 – £7.8m) relates to defined benefit plans and £3.3m (2001 – £2.6m) relates to defined contribution plans.

Note 6 **Directors' emoluments**

Aggregate emoluments of the directors, including pension entitlements of £106,000 (2001 – £81,000), were £1,823,000 (2001 – £1,685,000). The emoluments of the highest paid director excluding pension entitlement were £856,000 (2001 – £770,000). The accrued pension benefit of the highest paid director at the end of the year was £153,000 (2001 – £119,000).

Information concerning individual directors' emoluments, pension entitlements, shareholdings and share options is shown on pages 18 to 20.

Notes to the accounts

Note 7 **Taxation**

	2002 £ million	2001 £ million
Current taxation:		
UK corporation tax at 30% (2001 – 30%)	8.9	9.5
UK adjustments in respect of prior years	(2.3)	(1.5)
	6.6	8.0
Overseas tax	38.5	51.4
Overseas adjustments in respect of prior years	(3.0)	3.6
	35.5	55.0
Share of joint venture tax charge	4.5	3.3
Share of associated undertaking tax charge	1.0	–
Total current taxation	47.6	66.3
Deferred taxation:		
Origination and reversal of timing differences	14.6	(0.3)
Adjustments to estimated amounts arising in prior periods	3.0	(1.2)
Share of joint venture deferred taxation	0.6	(0.8)
Total deferred taxation	18.2	(2.3)
	65.8	64.0

The tax charge has been reduced by £12.7m (2001 – £6.0m), of which £0.6m (2001 – £1.4m) arises in the joint venture, as a consequence of the exceptional costs of the write-off of the Advanced Tissue Sciences, Inc., investment and rationalisation and acquisition integration costs and increased by £16.9m (2001 – £17.7m) as a result of the exceptional profit on disposal, leaving the tax charge on profits before exceptional items at £61.6m (2001 – £52.3m).

The standard rate of tax for the year is based on the UK standard rate of corporation tax of 30%. The current tax charge differs from the standard rate as follows:

	2002 %	2001 %
UK standard rate	30.0	30.0
Non-deductible/non-taxable items	3.0	(3.9)
Prior year items	(3.0)	1.1
Overseas income taxed at other than UK standard rate	6.9	5.8
Fixed asset timing differences	(3.3)	0.2
Other timing differences	(6.9)	1.0
Total current tax rate	26.7	34.2

Factors that may affect future tax charges
Tax rates on the group's overseas profits are generally higher than the UK corporation tax rate so changes in the proportion of profits earned overseas will affect the group's effective tax rate over time. Tax rates may also be affected by differences between tax allowances and book depreciation.

No deferred tax is recognised on unremitted earnings of overseas subsidiaries, associates and joint ventures. However, no significant additional tax charges are expected to arise on amounts that are planned to be remitted in the foreseeable future.

Note 8 **Dividends**

	2002 £ million	2001 £ million
Ordinary interim of 1.8p (2001 – 1.75p) paid 15 November 2002	16.7	16.1
Proposed ordinary final of 3.0p (2001 – 2.9p) payable 16 May 2003	27.9	26.8
	44.6	42.9

Non-equity preference dividends amounted to £15,000 (2001 – £15,000).

Note 9 **Results before goodwill amortisation and exceptional items**

In order to provide a trend measure of underlying performance, profit before taxation is adjusted below to exclude goodwill amortisation and exceptional items, and basic earnings per share has been recalculated as set out in Note 10.

	2002 £ million	2001 £ million
Profit on ordinary activities before taxation	177.9	193.6
Adjustments:		
Continuing operations – goodwill amortisation	17.5	10.4
– exceptional items	29.9	21.1
Share of joint venture exceptional items	2.6	5.0
Discontinued operations – net profit on disposals	(18.0)	(49.2)
Profit before taxation, goodwill amortisation and exceptional items	209.9	180.9
Taxation on profit before goodwill amortisation and exceptional items	61.6	52.3
Earnings before goodwill amortisation and exceptional items	148.3	128.6

Note 10 **Earnings per ordinary share**

Basic earnings per ordinary share of 12.11p (2001 – 14.07p) are based on profit on ordinary activities after taxation and preference dividends of £112.1m (2001 – £129.6m) and on 926m ordinary shares being the basic weighted average number of shares in issue during the year (2001 – 921m). The calculation of diluted earnings per ordinary share is based on basic earnings and on 933m ordinary shares (2001 – 929m) calculated as follows:

	Shares 2002 million	Shares 2001 million
Basic weighted average number of shares	926	921
Weighted average number of shares under option	19	20
Number of shares that would have been issued at fair value	(12)	(12)
Diluted weighted average number of shares	933	929
Diluted earnings per ordinary share	12.02p	13.95p

The calculation of adjusted basic earnings per ordinary share is as follows:

	2002 £ million	2001 £ million
Basic earnings	112.1	129.6
Continuing operations – goodwill amortisation	17.5	10.4
– exceptional items	29.9	21.1
Share of joint venture exceptional items	2.6	5.0
Discontinued operations – net profit on disposals	(18.0)	(49.2)
Exceptional taxation	4.2	11.7
Adjusted basic earnings	148.3	128.6
Adjusted basic earnings per ordinary share	16.02p	13.96p
Adjusted diluted basic earnings per ordinary share	15.89p	13.84p

Notes to the accounts

Note 11 **Intangible fixed assets**

Group	Goodwill £ million	Other £ million	Total £ million
Cost:			
At 1 January 2002	177.2	45.3	222.5
Exchange adjustment	(27.0)	(4.5)	(31.5)
Acquisitions	167.7	9.7	177.4
Additions	–	4.2	4.2
Discontinued operations	–	(2.4)	(2.4)
At 31 December 2002	317.9	52.3	370.2
Amortisation:			
At 1 January 2002	19.5	15.2	34.7
Exchange adjustment	(1.6)	(1.7)	(3.3)
Charge for the year	17.5	5.1	22.6
Discontinued operations	–	(1.0)	(1.0)
At 31 December 2002	35.4	17.6	53.0
Net book amounts:			
At 31 December 2002	282.5	34.7	317.2
At 31 December 2001	157.7	30.1	187.8

Note 12 **Tangible fixed assets**

	Group Land and buildings freehold £ million	Group Land and buildings leasehold £ million	Group Plant and equipment £ million	Group In course of construction £ million	**Group Total £ million**	**Parent £ million**
Cost:						
At 1 January 2002	62.1	11.9	450.0	24.6	548.6	22.0
Exchange adjustment	(3.6)	(0.2)	(20.9)	(2.1)	(26.8)	–
Acquisitions	–	0.1	4.8	0.4	5.3	–
Additions	0.1	0.1	38.1	42.7	81.0	1.6
Disposals	(1.8)	(0.2)	(21.1)	(0.1)	(23.2)	(3.5)
Transfers	5.3	2.3	27.5	(35.1)	–	–
Discontinued operations	(1.3)	(4.0)	(15.5)	(0.1)	(20.9)	–
At 31 December 2002	60.8	10.0	462.9	30.3	564.0	20.1
Depreciation:						
At 1 January 2002	14.7	4.3	284.6	–	303.6	13.8
Exchange adjustment	(0.9)	(0.2)	(13.3)	–	(14.4)	–
Charge for the year	1.3	0.3	50.0	–	51.6	1.5
Disposals	(1.7)	(0.2)	(17.5)	–	(19.4)	(3.2)
Transfers	(1.6)	0.5	1.1	–	–	–
Discontinued operations	(0.2)	(0.8)	(12.2)	–	(13.2)	–
At 31 December 2002	11.6	3.9	292.7	–	308.2	12.1
Net book amounts:						
At 31 December 2002	49.2	6.1	170.2	30.3	255.8	8.0
At 31 December 2001	47.4	7.6	165.4	24.6	245.0	8.2

Group
Fixed assets include land with a cost of £4.7m (2001 – £4.6m) that is not subject to depreciation. The net book value of leases with less than 50 years to run amounted to £6.1m (2001 – £5.3m). Included in tangible fixed assets are assets held under finance leases with a net book amount of £2.3m (2001 – £2.4m). There is a property for resale in the group with a net book value of £1.1m (2001 – £1.3m).

Parent Company
All tangible fixed assets represent plant and equipment.

Note 13 Investments

	Group own shares £ million	Group trade investments £ million	**Group total £ million**	Parent subsidiary undertakings £ million	Parent own shares £ million	**Parent total £ million**
At 1 January 2002	2.5	23.2	25.7	413.9	2.5	416.4
Exchange adjustment	–	(1.5)	(1.5)	–	–	–
Additions	2.4	1.3	3.7	1,558.1	2.4	1,560.5
Disposals	–	–	–	(1,215.2)	–	(1,215.2)
Impairment	–	(18.0)	(18.0)	–	–	–
Shares vested	(1.7)	–	(1.7)	–	(1.7)	(1.7)
At 31 December 2002	3.2	5.0	8.2	756.8	3.2	760.0

Principal subsidiary undertakings are listed on page 52. Trade investments are US dollar denominated. They include an equity investment in Advanced Tissue Sciences, Inc., previously quoted on the Nasdaq exchange in the US against which a provision has been made taking the book value down to its market value of nil (2001 – book value £18.6m and market value £15.3m) following a voluntary petition for reorganisation under Chapter 11 of the US Bankruptcy Code. There is no material difference between the fair value and the carrying value of the other trade investments.

The movements in the parent company's investments in subsidiary undertakings reflect group restructuring and the re-financing of group loans following the ORATEC acquisition. This is also reflected in debtors (see Note 17) and other creditors (see Note 20).

Own shares represent the holding of the company's own shares in respect of the Smith & Nephew Employees' Share Trust (see Note 32).

Note 14 Investment in joint venture (BSN Medical)

	Group £ million
At 1 January 2002	114.0
Retained profit for the financial year	6.4
Debt repaid by the joint venture	(5.7)
Exchange adjustment	0.3
At 31 December 2002	115.0

Group investment in joint venture is represented by:	**2002 £ million**	2001 £ million
Share of gross assets:		
Fixed	28.2	27.9
Current	78.0	76.0
Share of gross liabilities:		
Due within one year	(52.6)	(57.0)
Due after one year	(8.9)	(8.6)
	44.7	38.3
Goodwill	70.3	70.6
Loans to joint venture	–	5.1
	115.0	114.0

Goodwill arising on the formation of the joint venture is considered to have an indefinite useful economic life and is capable of separate measurement since the joint venture operates independently of the group. It operates in a mature sector of the medical devices industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of technology, manufacturing know-how, regulatory compliance, market reputation and customer relationships. If the goodwill had been amortised over 20 years, operating profit would have been lower by £3.2m (2001 – £2.6m) and investment in joint venture would have been lower by £5.8m (2001 – £2.6m).

Note 15 **Investment in associated undertaking (AbilityOne)**

	Group £ million
At 1 January 2002	–
Initial investment in associated undertaking	7.5
Retained profit for the financial year	3.0
Exchange adjustment	(2.0)
At 31 December 2002	8.5

Group investment in associated undertaking of £8.5m (2001 – nil) comprises goodwill of £15.4m less share of net liabilities of £6.9m.

Goodwill on acquisition of the associated undertaking of £17.5m comprised the difference between the fair value of the consideration of £5.7m given, together with transaction costs of £1.8m, and the book value of net liabilities acquired of £10.0m.

Goodwill in the associate is considered to have an indefinite useful economic life and is capable of separate measurement since the associated undertaking operates independently of the group. It operates in the rehabilitation industry, has high market shares, and long product life cycles. Significant barriers to entry exist in terms of breadth of the product range, sales force size, physical distribution capabilities, key customer and professional relationships and market reputation. If the goodwill had been amortised over 20 years operating profit and investment in associated undertaking each would have been lower by £0.6m.

Note 16 **Stocks**

	Group 2002 £ million	Group 2001 £ million
Raw materials and consumables	42.0	47.6
Work in progress	12.9	12.2
Finished goods and goods for resale	174.6	172.4
	229.5	232.2

Note 17 **Debtors**

	Group 2002 £ million	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Amounts falling due within one year:				
Trade and other debtors	222.6	224.4	1.9	2.0
Amounts owed by subsidiary undertakings (Note 13)	–	–	1,418.5	461.0
Amounts owed by joint venture	2.3	7.4	0.5	0.7
Amounts owed by associated undertaking	0.5	–	–	–
Prepayments and accrued income	22.4	20.1	2.8	2.3
Debit balances on currency swaps	8.5	2.8	8.4	2.8
	256.3	254.7	1432.1	468.8
Amounts falling due after more than one year:				
Pension prepayments (Note 30)	5.3	5.6	–	–
Other debtors	2.3	2.2	–	–
Deferred taxation	4.0	3.5	–	–
Debit balances on currency swaps	12.8	0.8	12.6	0.8
	280.7	266.8	1,444.7	469.6

In previous years debit balances on currency swaps were reported within cash. The prior year comparative has been reclassified. Deferred tax assets of £4.0m (2001 – £3.5m) represent short term timing differences and are considered to be recoverable.

Other debtors falling due after more than one year are non interest bearing and denominated in various currencies. The fair value of these debtors is the same as the book value.

Note 18 Borrowings

Net debt	**Group 2002 £ million**	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Borrowings:				
Due within one year	151.9	94.0	127.2	62.9
Due after one year	164.2	161.2	162.3	154.6
	316.1	255.2	289.5	217.5
Cash and bank	(22.5)	(26.4)	(9.1)	(14.8)
Debit balances on currency swaps	(21.3)	(3.6)	(21.0)	(3.6)
Credit balances on currency swaps	4.6	18.3	4.6	16.6
	276.9	243.5	264.0	215.7

Borrowings				
Bank loans and overdrafts	315.1	253.8	289.5	217.3
Other loans wholly repayable within five years	1.0	1.4	–	0.2
	316.1	255.2	289.5	217.5

In previous years, debit balances on currency swaps were reported within cash and credit balances within borrowings. The prior year comparatives have been reclassified.

Bank loans and overdrafts represent drawings under committed and uncommitted facilities of £493m and £255m respectively. Of the undrawn committed facilities of £199m, £3m expire within one year and £196m after more than two years (2001 undrawn committed facilities – £99m of which £2m expire within one year and £97m after more than two years). Borrowings secured on fixed and current assets were £0.9m (2001 – £1.1m). Cash, balances on currency swaps and borrowings are shown at book value which is the same as fair value. The group's liquidity risk management policy is set out on page 13.

The group and parent company have currency swaps which are retranslated at year end exchange rates and have maturities ranging from 2003 to 2006. For the group, gross sterling equivalents of £579.9m (2001 – £483.0m) receivable and £563.2m (2001 – £497.7m) payable have been netted. The net debit balance of £16.7m (2001 – net credit balance of £14.7m) is included as £21.3m in debit balances on currency swaps and as £4.6m in credit balances on currency swaps (2001 – £3.6m in debit balances on currency swaps and £18.3m in credit balances on currency swaps). For the parent company, gross sterling equivalents of £564.4m (2001 – £462.2m) receivable and £548.0m (2001 – £475.2m) payable have been netted, the net debit balance of £16.4m (2001 – net credit balance £13.0m) is included as £21.0m in debit balances on currency swaps and as £4.6m in credit balances on currency swaps (2001 – £3.6m in debit balances on currency swaps and £16.6m in credit balances on currency swaps). Balances on currency swaps are floating interest rate contracts and forward foreign exchange contracts and are used for hedging foreign investments.

Borrowings are repayable as follows:	**Group 2002 £ million**	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Within one year:				
Bank loans and overdrafts	151.5	93.5	127.2	62.7
Other loans	0.4	0.5	–	0.2
Total within one year	151.9	94.0	127.2	62.9
Bank loans and overdrafts:				
After one year and within two years	57.2	67.0	55.9	61.8
After two years and within five years	106.4	93.3	106.4	92.8
	163.6	160.3	162.3	154.6
Other loans:				
After one year and within two years	0.3	0.3	–	–
After two years and within five years	0.3	0.6	–	–
	0.6	0.9	–	–
Total after one year	164.2	161.2	162.3	154.6
	316.1	255.2	289.5	217.5

In addition to the above borrowings, other financial liabilities are £0.3m being 5½% undated cumulative preference shares as set out in Note 22.

Note 19 **Financial instruments**
The group's treasury policies are set out in the financial review on page 13, and explain the use of currency and interest rate swap contracts. Disclosure of the group's borrowings, the maturity profile of these borrowings and details of borrowing facilities are set out in Note 18. Short term debtors and creditors are excluded from the following disclosures.

Currency and interest rate profile of interest bearing liabilities

						Fixed rate liabilities	
At 31 December 2002	Borrowings £ million	Currency swaps £ million	Total liabilities £ million	Floating rate liabilities £ million	Fixed rate liabilities £ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
US Dollar	263.8	393.1	656.9	93.5	563.4	3.7	1
Euro	4.8	132.3	137.1	37.4	99.7	3.7	1
Other	47.5	37.8	85.3	85.3	–	–	–
Total interest bearing liabilities	316.1	563.2	879.3	216.2	663.1		
At 31 December 2001							
US Dollar	188.3	361.6	549.9	67.4	482.5	4.6	1
Euro	2.2	111.1	113.3	9.9	103.4	4.0	2
Other	64.7	25.0	89.7	80.8	8.9	1.8	1
Total interest bearing liabilities	255.2	497.7	752.9	158.1	594.8		

In addition to the above, the group has a liability due after one year for deferred acquisition consideration (denominated in euros) totalling £5.0m (2001 – £6.5m) on which no interest is paid (see Note 20).

Currency and interest rate profile of interest bearing assets

						Fixed rate assets	
At 31 December 2002	Cash and bank £ million	Currency swaps £ million	Total assets £ million	Floating rate assets £ million	Fixed rate assets £ million	Weighted average interest rate %	Weighted average time for which rate is fixed Years
Sterling	0.9	579.9	580.8	77.8	503.0	5.1	1
Other	21.6	–	21.6	21.6	–	–	–
Total interest bearing assets	22.5	579.9	602.4	99.4	503.0		
At 31 December 2001							
Sterling	2.1	483.0	485.1	89.1	396.0	5.5	1
Other	24.3	–	24.3	24.3	–	–	–
Total interest bearing assets	26.4	483.0	509.4	113.4	396.0		

The above interest rate analysis includes the effect of interest rate swaps.

Floating rates on both assets and liabilities are typically based on the three month LIBOR interest rate relevant to the currency concerned.

Note 19 **Financial instruments continued**

Foreign exchange and interest rate exposures

As explained in the financial review on page 13, forward foreign exchange contracts are used to hedge trading payables and an element of anticipated purchases over the following 12 months. The group's operating units hold no material unhedged monetary assets or liabilities other than in their functional operating currency. There are therefore no currency exposures on monetary assets and liabilities that could give rise to material gains or losses in the profit and loss account. The group also hedges forward its interest rate risk for up to two years using interest rate swap contracts.

Fair value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when the exposure that is being hedged is itself recognised. The following table sets out the book and fair values of the group's derivative financial instruments. Market rates have been used to determine the fair values of interest rate swaps, currency swaps and forward contracts.

	31 December 2002		31 December 2001	
Derivative financial instruments held to manage interest rate and currency risk:	**Book value £ million**	**Fair value £ million**	Book value £ million	Fair value £ million
Net interest rate swaps	–	(8.8)	–	(6.7)
Net forward contracts	–	(5.8)	–	2.1
Unrecognised gains and losses on hedges	–	(14.6)	–	(4.6)
Net currency swaps	16.7	16.7	(14.7)	(14.7)

The group's primary financial instruments are set out in Note 18. The fair value of these instruments is the same as book value.

The following table shows the amount of unrealised gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

	Unrecognised gains £ million	Unrecognised losses £ million	Total net unrecognised gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 December 2000	3.6	(1.8)	1.8
Less: gains and losses arising in previous years that were recognised in 2001	(2.8)	1.7	(1.1)
Gains and losses arising before 31 December 2000 that were not recognised in 2001	0.8	(0.1)	0.7
Gains and losses arising in 2001 that were not recognised in 2001	8.1	(13.4)	(5.3)
Unrecognised gains and losses on hedges at 31 December 2001	8.9	(13.5)	(4.6)
Less: gains and losses arising in previous years that were recognised in 2002	(8.2)	13.2	5.0
Gains and losses arising before 31 December 2001 that were not recognised in 2002	0.7	(0.3)	0.4
Gains and losses arising in 2002 that were not recognised in 2002	7.9	(22.9)	(15.0)
Unrecognised gains and losses on hedges at 31 December 2002	8.6	(23.2)	(14.6)
Of which:			
Gains and losses expected to be recognised in 2003	8.1	(22.1)	(14.0)
Gains and losses expected to be recognised in 2004 or later	0.5	(1.1)	(0.6)

Notes to the accounts

Note 20 **Other creditors**

Amounts falling due within one year:	**Group 2002 £ million**	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Trade creditors	141.4	145.1	3.3	4.5
Amounts owed to subsidiary undertakings (Note 13)	–	–	1,467.9	181.8
Amounts owed to joint venture	4.2	3.9	–	–
Social security costs and other taxes	11.1	11.7	–	–
Accruals and deferred income	54.0	47.6	14.1	10.9
Acquisition consideration	10.8	15.2	–	–
Current taxation	56.9	67.7	18.0	16.2
Ordinary share dividends	27.9	26.8	27.9	26.8
Credit balances on currency swaps	3.3	16.5	3.3	16.0
	309.6	334.5	1,534.5	256.2

Amounts falling due after one year:				
Acquisition consideration	5.0	6.5	–	–
Credit balances on currency swaps	1.3	1.8	1.3	0.6
	6.3	8.3	1.3	0.6

In previous years credit balances on currency swaps were reported within borrowings. The prior year comparative has been restated.

Group amounts falling due after more than one year are payable as follows: £2.8m in 2004, £1.7m in 2005 and £1.8m in 2006 (2001 – £2.4m in 2003, £2.0m in 2004, £2.1m in 2005 and £1.8m in 2006). Parent amounts falling due after one year are payable in 2004 (2001 – payable in 2003).

Note 21 **Provisions for liabilities and charges**

Group	Deferred taxation £ million	Rationalisation and integration £ million	Retirement healthcare £ million	Other £ million	Total £ million
At 1 January 2002	55.4	21.3	9.2	9.4	95.3
Exchange adjustments	(2.3)	(0.3)	(0.5)	(0.5)	(3.6)
Profit and loss account – current year	14.6	13.4	0.8	2.2	31.0
Profit and loss account – prior year	3.0	–	–	–	3.0
Acquisitions	(15.2)	–	–	3.9	(11.3)
Movement in deferred tax asset	0.5	–	–	–	0.5
Utilisation	–	(22.8)	(0.1)	(3.9)	(26.8)
At 31 December 2002	56.0	11.6	9.4	11.1	88.1

At 31 December 2002 rationalisation and integration provisions included acquisition integration of £3.9m (2001 – £5.4m). The deferred taxation and retirement healthcare provisions are long-term in nature, as is the timing of their utilisation. Rationalisation and integration and other provisions are expected to be utilised within two years. There are no provisions for contractual amounts and hence none are treated as financial instruments.

The movement in provisions for liabilities and charges within the parent company during the year from £6.1m to £2.6m represents utilisation of provisions and changes in deferred taxation.

The provision for deferred taxation consists of the following amounts:

	Group 2002 £ million	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Goodwill timing differences	45.8	48.7	–	–
Other fixed asset timing differences	34.8	27.9	1.4	1.4
Other timing differences	(24.6)	(21.2)	(0.5)	–
	56.0	55.4	0.9	1.4

See Note 7 for information on deferred tax assets and liabilities for which no provision has been made.

Note 22 **Called up share capital**

Authorised	**Shares 2002 '000**	**2002 £ million**	Shares 2001 '000	2001 £ million
Ordinary shares 12 2/9p	1,223,591	149.5	1,223,591	149.5
5½% cumulative preference shares £1	450	0.5	450	0.5
		150.0		150.0

Allotted, issued and fully paid Equity capital: ordinary shares 12 2/9p	Shares '000	£ million
At 1 January 2002	924,812	113.1
Share options	3,948	0.4
At 31 December 2002	928,760	113.5
Non-equity capital: 5½% cumulative preference shares £1		
At 1 January 2002 and 31 December 2002	269	0.3
Total called up share capital at 31 December 2002		113.8

The 5½% cumulative preference shares are denominated in sterling and the fair value is not materially different from the book value. They are non-voting and carry preferential rights to dividend and distribution on winding up.

Note 23 **Share option schemes**

At 31 December 2002 19,819,000 (2001 – 19,235,000) of the authorised but unissued ordinary shares of 12 2/9p were reserved in respect of the following options:

	Exercisable in stages between	Exercise prices per share range between	Shares the subject of options '000
Employee share option schemes	2003 – 2008	124.0p-372.7p	4,246
Executive share option schemes	2003 – 2011	143.0p-409.5p	15,573
			19,819

As the employee scheme is an Inland Revenue approved Save As You Earn scheme, the company is exempt from accounting for the difference between the share option price and the market value at the grant date.

In 2001, the company established a qualifying employee share ownership trust (QUEST) to acquire Smith & Nephew plc ordinary shares for transfer to employees exercising options under the Smith & Nephew employee share option scheme. The trustee of the QUEST is Smith & Nephew Employees Trustees Limited, a wholly-owned subsidiary of the company. During the year, the QUEST subscribed for 950,317 (2001 – 837,129) shares at a cost of £2.3m (2001 – £2.1m) and transferred a total of 950,317 (2001 – 837,129) shares to employees on the exercise of options for a consideration of £1.4m (2001 – £1.2m). All employees of UK group subsidiary companies, including executive directors of the company, are potential beneficiaries under the QUEST.

Notes to the accounts

Note 24 **Reserves**

Group	Share premium £ million	Profit and loss account £ million
At 1 January 2002	135.8	155.4
Translation differences on foreign currency net investments	–	9.1
Retained profit for the year	–	67.5
Movements relating to the QUEST (Note 23)	–	(2.3)
Goodwill on disposals	–	30.0
Share options	8.0	–
At 31 December 2002	143.8	259.7

Net exchange gains of £68.2m (2001 – losses of £5.8m) arising on foreign currency net borrowings are included within the £9.1m (2001 – negative £8.8m) translational differences on foreign currency net investments.

The cumulative amount of goodwill charged to reserves is £292.3m (2001 – £329.5m) against which £116.0m of merger relief has been offset. The decrease is due to goodwill written back on the disposal of the rehabilitation business of £30.0m and exchange movements of £7.2m.

Parent company	Share premium £ million	Profit and loss account £ million
At 1 January 2002	135.8	179.4
Retained loss for the year	–	(40.8)
Movements relating to the QUEST (Note 23)	–	(2.3)
Share options	8.0	–
At 31 December 2002	143.8	136.3

In accordance with the exemption permitted by Section 230(3) of the Companies Act 1985, the parent company has not presented its own profit and loss account. The attributable profit for the year dealt with in the accounts of the parent company is £3.8m (2001 – £87.8m).

Note 25 Cash flow statement

Reconciliation of operating profit to net cash flow from operating activities	2002 £ million	2001 £ million
Operating profit	150.7	154.0
Depreciation and amortisation	74.2	60.3
Loss/(profit) on sale of tangible fixed assets	2.7	(0.7)
Write-off of Advanced Tissue Sciences, Inc., investment	17.5	–
Increase in stocks	(11.5)	(40.0)
Increase in debtors	(21.1)	(17.9)
(Decrease)/increase in creditors and provisions	(3.2)	36.2
Net cash inflow from operating activities	209.3	191.9

Analysis of net debt	Opening net debt £ million	Cash flow £ million	Exchange adjustments £ million	Closing net debt £ million
Cash	26.4	(4.0)	0.1	22.5
Overdrafts	(3.7)	(8.9)	0.3	(12.3)
	22.7	(12.9)	0.4	10.2
Borrowings due within one year	(90.3)	(70.6)	21.3	(139.6)
Borrowings due after one year	(161.2)	(18.1)	15.1	(164.2)
	(228.8)	(101.6)	36.8	(293.6)
Net currency swaps	(14.7)	–	31.4	16.7
	(243.5)	(101.6)	68.2	(276.9)

Reconciliation of net cash flow to movement in net debt

for the year ended 31 December 2002	2002 £ million	2001 £ million
Change in cash in the year	(12.9)	7.4
Change in net currency swaps	–	14.0
Change in borrowings	(88.7)	(22.8)
Change in net debt from cash flows	(101.6)	(1.4)
Exchange adjustments	68.2	(5.8)
Change in net debt in the year	(33.4)	(7.2)
Opening net debt	(243.5)	(236.3)
Closing net debt	(276.9)	(243.5)

Disposals

The net assets of the rehabilitation business disposed of comprised fixed assets £9.1m, stocks £10.1m, debtors £13.0m and creditors £9.1m.

Note 26 Currency translation

The exchange rates used for the translation of currencies that have the most significant impact on the group results were:

	Average rate 2002	Average rate 2001	Year end rate 2002	Year end rate 2001
US dollar	1.51	1.44	1.61	1.46
Euro	1.59	1.61	1.53	1.64

Note 27 **Acquisitions**
On 28 March 2002 the group acquired ORATEC Interventions, Inc., at a net cost of £191.2m in cash. Its assets are included in the group's balance sheet at fair value at the date of acquisition as follows:

Net assets at date of acquisition:	Net book value £ million	Fair value adjustments £ million	Fair value to group £ million
Fixed assets	6.5	(1.8)	4.7
Intangibles	2.4	–	2.4
Stock	4.5	0.3	4.8
Debtors	6.1	(0.2)	5.9
Creditors due within one year	(4.2)	0.6	(3.6)
Provisions	(3.9)	–	(3.9)
Deferred taxation	–	15.2	15.2
Net assets	11.4	14.1	25.5
Goodwill arising on acquisition			165.7
			191.2
Discharged by:			
Cash consideration			222.5
Cash acquired in ORATEC			(39.1)
Costs associated with acquisition			7.8
			191.2

The fair value adjustments reflect the adoption of group accounting policies and deferred taxation arising due to trading losses in the acquired entity which are available for offset.

In 2001, ORATEC earned a profit after tax of £0.6m. For the period 1 January 2002 to 28 March 2002, which was the effective date of acquisition, turnover was £7.9m and the loss after tax of £0.5m comprised £0.8m of operating loss and £0.3m of interest received. There were no other recognised gains and losses in the three months ended 28 March 2002.

Since acquisition ORATEC has contributed £21.6m to the group's turnover, £3.8m to profit before goodwill amortisation and exceptional items and incurred a net operating cash outflow of £6.1m including capital expenditure of £0.7m.

The impact of other acquisitions, including deferred consideration in respect of prior years acquisitions, was:

	£ million
Tangible fixed assets	0.6
Intangible assets	7.3
Current assets	3.7
Current liabilities	(3.8)
	7.8
Goodwill	2.0
Consideration	9.8
Associated undertaking formation costs	1.8
Deferred consideration in respect of previous acquisitions paid in the year	5.5
Total consideration	17.1

£2.0m consideration is accrued and payable in cash in 2003. There was no material difference between the fair value and book value of net assets acquired.

Note 28 **Financial commitments**

Group capital expenditure contracted but not provided for amounted to £4.3m (2001 – £4.5m).

Following the acquisition of Advanced Tissue Sciences, Inc.'s, 50% share in the Dermagraft joint arrangement all obligations to make contingent milestone payments ceased (2001 – £3.4m payable).

Under the group's acquisition and joint development agreements with NUCRYST Pharmaceuticals Corp, amounts of up to £4.7m (2001 – £7.2m) could become payable on achievement of certain milestones related to regulatory and reimbursement approvals with a further £28.0m (2001 – £30.9m) contingent on achievement of sales milestones.

At 31 December 2002 the group was committed to making the following payments during 2003:

Operating leases which expire:	**Land and buildings 2002 £ million**	Land and buildings 2001 £ million	**Other assets 2002 £ million**	Other assets 2001 £ million
Within one year	1.6	1.8	1.8	1.9
After one year and within five years	3.6	1.9	7.2	6.5
After five years	3.6	3.3	–	–
	8.8	7.0	9.0	8.4

Note 29 **Contingent liabilities**

	Group 2002 £ million	Group 2001 £ million	**Parent 2002 £ million**	Parent 2001 £ million
Guarantees in respect of subsidiary undertakings	–	–	30.8	37.8
Other	–	2.3	–	2.3
	–	2.3	30.8	40.1

The group is party to legal proceedings in the normal course of business which it is considered will not result in any material adverse effect.

Notes to the accounts

Note 30 **Post-retirement benefits**

The group sponsors pension plans for its employees in most of the countries in which it has major operating companies. The plans are funded by the payment of contributions to separately administered trust funds or insurance companies. Pension plans are established under the laws of the relevant territory, with their assets held in separate trust funds or by insurance companies. In those countries where there is no company-sponsored pension plan, state benefits are considered adequate. Employees' retirement benefits are the subject of regular management review.

For many years the group's major pension plans in the UK and US have been of the defined benefit type. However, from 2003 all new employees will be provided with a defined contribution pension plan. Existing employees will be given the opportunity to choose whether to remain in their existing plan or change to the new arrangements. Under the projected unit method the current service cost will increase as the members of the defined benefit plans approach retirement.

The pension cost for the group's major defined benefit plans in the UK and US has been determined by independent qualified actuaries, using the projected unit method to give a substantially level percentage cost on the current and expected future pensionable payroll. The deficit of plan assets to plan liabilities is amortised, using the percentage of payroll method, over the weighted average of expected pensionable payroll and remaining service lives of current employees in the plan. The actuarial assumptions are as follows:

	UK % per annum	US % per annum
Increase in pensionable earnings	4.6	5.0
Increase in pensions	2.6	nil
Inflation	2.6	3.0
Net return on investments	7.0	8.0
Average remaining service lives	10 years	13 years

At the dates of the most recent actuarial valuations in September and December 2001 the aggregate market value of the assets of the group's main defined benefit plans in the UK and US was £268m (2001 – £283m: valuations in September 2000 and January 2001) representing 93% of plan liabilities for accrued benefits, including allowance for projected future increases in salaries, resulting in a net deficit of £19.8m (2001 – 104% and a net surplus of £10.0m). The estimated deficit of these plans as at 31 December 2002 was £80m.

The unamortised balance of the plan deficits was £22.7m (2001 – surplus £8.9m).

The contributions made in the UK and US in the accounting period were £2.6m (2001 – £2.2m) and £5.2m (2001 – £6.5m) respectively. The contribution rates for 2003 are expected to be 11% of pensionable earnings plus a supplementary payment of £4m in the UK and 4% of pensionable earnings plus a supplementary payment of £5m in the US.

Included in debtors due after more than one year is a prepayment of £5.3m (2001 – £5.6m) and included in creditors is an accrual of £6.4m (2001 – £7.3m) relating to the funding of certain group pension plans.

The group recharges the UK pension plan with the costs of administration and independent advisers. The amount recharged in the year to 31 December 2002 was £0.4m (2001 – £0.7m). The amount receivable at 31 December 2002 was £0.1m (2001 – £0.6m).

The cost of providing healthcare benefits after retirement of £0.8m (2001 – £0.1m) is determined by independent qualified actuaries. The unfunded liability of £9.4m (2001 – £9.2m) in respect of the accrued healthcare benefits is included in provisions. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US:

	UK % per annum	US % per annum
Interest rate	5.6	7.0
Medical cost inflation	6.6	8.0

Note 31 **Post-retirement benefits (FRS 17)**

The disclosures below show the effect on the group's financial statements had FRS 17 been adopted and relate to the major defined benefit retirement plans in the UK and the US. Other plans are not material.

The principal assumptions used by the independent qualified actuaries in valuing the UK and US plans at 31 December for FRS 17 purposes were:

	2002		2001	
	UK % per annum	**US % per annum**	UK % per annum	US % per annum
Increase in pensionable earnings	4.3	5.0	4.0	5.0
Increase in pensions	2.3	nil	2.5	nil
Inflation	2.3	3.0	2.5	3.0
Discount rate	5.6	7.0	6.0	7.1

The assets and liabilities in the plans and the expected rates of return on investments were:

	UK Plan		US Plan	
At 31 December 2002	Rate of return %	Value £ million	Rate of return %	Value £ million
Equities	7.8	114.3	8.7	34.4
Government bonds	4.5	34.0	5.8	8.0
Corporate bonds	5.6	–	7.0	7.0
Property	6.2	9.6	–	–
Other	5.0	7.0	4.2	1.1
Market value of assets		164.9		50.5
Present value of liabilities		(221.4)		(105.2)
Deficit		(56.5)		(54.7)
Post-retirement healthcare		(3.3)		(7.0)
		(59.8)		(61.7)
Related deferred tax asset		17.9		23.4
Net retirement benefit liability		(41.9)		(38.3)

	UK Plan		US Plan	
At 31 December 2001	Rate of return %	Value £ million	Rate of return %	Value £ million
Equities	9.0	149.1	10.0	42.8
Government bonds	4.9	36.0	5.5	8.4
Corporate bonds	6.0	–	7.1	6.8
Property	6.9	9.4	–	–
Other	5.8	6.6	2.5	4.8
Market value of assets		201.1		62.8
Present value of liabilities		(190.2)		(103.8)
Surplus/(deficit)		10.9		(41.0)
Post-retirement healthcare		(3.1)		(7.4)
		7.8		(48.4)
Related deferred tax (liability)/asset		(2.3)		18.4
Net retirement benefit asset/(liability)		5.5		(30.0)

Note 31 **Post-retirement benefits (FRS 17) continued**
The group's shareholders' funds and profit and loss account at 31 December would have been as follows:

	2002		2001	
	Shareholders' funds £ million	**Profit and loss account £ million**	Shareholders' funds £ million	Profit and loss account £ million
As reported	517.3	259.7	404.6	155.4
Provided under SSAP 24	7.8	7.8	8.1	8.1
Less: related deferred tax	(3.0)	(3.0)	(3.2)	(3.2)
	522.1	264.5	409.5	160.3
FRS 17 net retirement liability above	(80.2)	(80.2)	(24.5)	(24.5)
As adjusted for FRS 17	441.9	184.3	385.0	135.8

The following amounts would have been charged to operating profit in 2002:

	UK plan *£ million*	US plan *£ million*	Total *£ million*
Current service cost – employers portion	5.9	5.2	11.1
Past service cost	0.1	–	0.1
Total operating charge	6.0	5.2	11.2

The following amounts would have been charged/(credited) to other finance costs in 2002:

	UK plan £ million	US plan £ million	Total £ million
Interest cost	11.4	7.1	18.5
Expected return on assets in the plan	(16.2)	(5.3)	(21.5)
Net (credit)/cost	(4.8)	1.8	(3.0)

The net amounts that would have been charged under FRS 17 of £8.2m compares with the cost under SSAP 24 of £7.8m.

The following amounts would have been included in the statement of total recognised gains and losses in 2002:

	UK plan	US plan
Difference between expected and actual return on assets		
Amount (£m)	(47.9)	(13.9)
Percentage of plan assets	29.0%	27.5%
Experience gains and losses arising on the plan liabilities		
Amount (£m)	(2.5)	(1.1)
Percentage of plan liabilities	1.1%	1.0%
Effects of changes in demographic and financial assumptions underlying the present value of the plan liabilities		
Amount (£m)	(18.6)	(1.9)
Actuarial loss recognised in the statement of total recognised gains and losses		
Amount (£m)	(69.0)	(16.9)
Percentage of plan liabilities	31.2%	16.1%

Note 31 **Post-retirement benefits (FRS 17) continued**

The following table reconciles the movement in the plan surplus/(deficit) during 2002:

	UK plan £ million	US plan £ million
Surplus/(deficit) in the plan at 1 January 2002	10.9	(41.0)
Movement in the year:		
Current service cost – total	(8.6)	(5.2)
Past service cost	(0.1)	–
Other finance income/(cost)	4.8	(1.8)
Actuarial loss	(69.0)	(16.9)
Contributions paid (including by employees)	5.5	5.2
Currency adjustment	–	5.0
Deficit in the plan at 31 December 2002	(56.5)	(54.7)

The cost of providing healthcare benefits after retirement of £0.8m is determined by independent actuaries and would be charged to operating profit in 2002. The principal actuarial assumptions in determining the cost of providing healthcare benefits are those in the UK and the US:

	2002		2001	
	UK % per annum	**US % per annum**	UK % per annum	US % per annum
Interest rate	5.6	7.0	6.0	7.1
Medical cost inflation	6.6	8.0	7.0	9.0

Note 32 **Smith & Nephew Employees' Share Trust**

	2002 £ million	2001 £ million
At 1 January 2002	2.5	2.9
Shares acquired	2.4	1.2
Shares vested	(1.7)	(1.6)
At 31 December 2002	3.2	2.5

The Smith & Nephew Employees' Share Trust (the "Trust") was established to hold shares relating to the long-term incentive plan referenced in the remuneration report. The Trust is administered by an independent professional trust company resident in Jersey and is funded by a loan from the parent company. The costs of the Trust are charged to the profit and loss account as they accrue. A dividend waiver is in place in respect of those shares held under the long-term incentive plan that are yet to vest. The waiver represents less than 1% of the total dividends paid.

At 31 December 2002 the Trust held 1.5m (2001 – 1.1m) ordinary shares of the company at an aggregate cost of £5.2m (2001 – £3.5m). 0.9m shares, at an aggregate cost of £3.2m, are included within fixed asset investments on the group and parent balance sheets. The market value of these shares at 31 December 2002 was £3.4m (2001 – £3.3m). 0.6m (2001 – 0.3m) shares, with an original cost of £2.0m (2001 – £1.0m), have vested and are held under option for the benefit of directors and employees.

Note 33 **Related party transactions with joint venture and associated undertaking**

In the course of normal operations, the group traded on an arm's-length basis with its joint venture BSN Medical and associated undertaking AbilityOne. The aggregated transactions which have not been disclosed elsewhere in the accounts are summarised below.

	With BSN Medical 2002 £ million	With BSN Medical 2001 £ million	**With AbilityOne 2002 £ million**	With AbilityOne 2001 £ million
Sales to the joint venture/associate	6.9	6.5	0.4	–
(Loss)/profit made on sales	(0.3)	(0.4)	0.1	–
Agency fees received	19.0	19.2	–	–
Management charges received	1.6	0.8	–	–
Purchases from the joint venture/associate	13.2	11.2	5.3	–
Profit made by the joint venture on purchases	0.1	0.5	–	–
Interest payable to the joint venture	–	(0.7)	–	–
Interest receivable from the joint venture	0.4	1.7	–	–

Group five year summary

Profit and loss account	2002 £ million	2001 £ million	2000 £ million	1999# £ million	1998# £ million
Turnover					
Continuing operations	1,083.7	978.3	911.5	799.9	713.6
Discontinued operations	26.2	103.4	223.2	320.0	339.8
Group turnover	1,109.9	1,081.7	1,134.7	1,119.9	1,053.4
Share of joint venture	155.0	123.6	–	–	–
	1,264.9	1,205.3	1,134.7	1,119.9	1,053.4
Operating profit					
Continuing operations:					
Before goodwill amortisation and exceptional items	196.0	174.4	156.9	122.7	106.5
*Goodwill amortisation**	(17.5)	(10.4)	(6.9)	(1.8)	(0.3)
Exceptional items*	(29.9)	(21.1)	(12.4)	(40.1)	(15.9)
Discontinued operations:					
Before exceptional items	2.1	11.1	29.0	46.6	47.9
Exceptional items*	–	–	(3.9)	(11.6)	(2.0)
	150.7	154.0	162.7	115.8	136.2
Share of operating profit of the joint venture:					
Before exceptional items	19.6	12.8	–	–	–
Exceptional items*	(2.6)	(5.0)	–	–	–
	167.7	161.8	162.7	115.8	136.2
Share of operating profit of the associated undertaking	4.9	–	–	–	–
	172.6	161.8	162.7	115.8	136.2
Profit on disposals*	18.0	49.2	109.5	62.9	–
Profit before interest	190.6	211.0	272.2	178.7	136.2
Interest (payable)/receivable	(12.7)	(17.4)	(7.0)	3.4	(1.7)
Profit before taxation	177.9	193.6	265.2	182.1	134.5
Taxation	65.8	64.0	57.7	77.3	40.8
Profit after taxation	112.1	129.6	207.5	104.8	93.7
Ordinary dividends	44.6	42.9	41.3	72.5	69.2
Special dividend	–	–	415.6	–	–
Retained profit/(deficit)	67.5	86.7	(249.4)	32.3	24.5
Basic earnings per ordinary share	12.11p	14.07p	20.07p	9.39p	8.42p
Diluted earnings per ordinary share	12.02p	13.95p	19.95p	9.37p	8.40p
Dividends per ordinary share	4.80p	4.65p	4.50p	6.50p	6.20p
*Results before goodwill amortisation and exceptional items:					
Profit before taxation	209.9	180.9	178.9	172.7	152.7
Adjusted earnings per ordinary share	16.02p	13.96p	12.19p	10.88p	9.61p
Adjusted diluted earnings per ordinary share	15.89p	13.84p	12.12p	10.85p	9.60p
Operating profit (before goodwill amortisation and exceptional items) to group sales	17.8%	17.1%	16.4%	15.1%	14.7%
Research and development costs to group sales	5.5%	4.7%	4.0%	4.0%	4.1%
Capital investment (including intangibles) to group sales	7.7%	6.9%	5.6%	5.8%	6.6%

#1999 and 1998 have not been restated for FRS 19.

Balance sheet	2002 £ million	2001 £ million	2000 £ million	1999# £ million	1998# £ million
Fixed assets	704.7	572.5	428.9	361.1	334.4
Net current assets	71.2	96.9	129.8	248.8	195.3
Creditors falling due after more than one year	(170.5)	(169.5)	(187.2)	(20.2)	(12.8)
Provisions	(88.1)	(95.3)	(103.5)	(38.0)	(31.4)
Capital employed	517.3	404.6	268.0	551.7	485.5
Called up share capital	113.8	113.4	112.7	112.1	111.7
Reserves	403.5	291.2	155.3	439.6	373.8
Capital and reserves	517.3	404.6	268.0	551.7	485.5
Operating profit (before goodwill amortisation and exceptional items) to average capital employed	29%	34%	36%	32%	30%
Cash flow					
Cash inflow from operating activities	209.3	191.9	204.0	198.1	161.9
Capital expenditure and financial investment	(86.1)	(72.6)	(66.7)	(65.1)	(61.9)
	123.2	119.3	137.3	133.0	100.0
Interest, taxation and dividends	(102.1)	(134.7)	(529.4)	(127.0)	(91.3)
Acquisitions and disposals	(128.8)	5.0	158.7	70.9	(16.4)
Issues of share capital	6.1	9.0	7.7	4.4	3.0
Net cash flow	(101.6)	(1.4)	(225.7)	81.3	(4.7)
Exchange adjustments	68.2	(5.8)	(32.9)	(9.5)	1.8
Opening net debt	(243.5)	(236.3)	22.3	(49.5)	(46.6)
Closing net debt	(276.9)	(243.5)	(236.3)	22.3	(49.5)
Gearing	54%	60%	88%	nil	10%

#1999 and 1998 have not been restated for FRS 19.

Subsidiary and associated undertakings

Principal subsidiary undertakings

The information provided below is given for principal subsidiary undertakings in accordance with Section 231(5)(a) of the Companies Act 1985. A full list will be appended to the company's next annual return.

	Activity	Country of operation and incorporation	% owned*
United Kingdom			
Smith & Nephew Healthcare Limited	Medical devices	United Kingdom	100%
Smith & Nephew Medical Limited	Medical devices	United Kingdom	100%
TJ Smith & Nephew Limited	Medical devices	United Kingdom	100%
Continental Europe			
Smith & Nephew GmbH	Medical devices	Austria	100%
Smith & Nephew SA-NV	Medical devices	Belgium	100%
Smith & Nephew A/S	Medical devices	Denmark	100%
Smith & Nephew OY	Medical devices	Finland	100%
Smith & Nephew SA	Medical devices	France	100%
Smith & Nephew GmbH	Medical devices	Germany	100%
Smith & Nephew Limited	Medical devices	Ireland	100%
Smith & Nephew Srl	Medical devices	Italy	100%
Smith & Nephew BV	Medical devices	Netherlands	100%
Smith & Nephew A/S	Medical devices	Norway	100%
Smith & Nephew Lda	Medical devices	Portugal	100%
Smith & Nephew SA	Medical devices	Spain	100%
Smith & Nephew AB	Medical devices	Sweden	100%
Smith & Nephew AG	Medical devices	Switzerland	100%
America			
Smith & Nephew Inc	Medical devices	Canada	100%
Smith & Nephew SA de CV	Medical devices	Mexico	100%
Smith & Nephew Inc	Medical devices	Puerto Rico	100%
Smith & Nephew Inc	Medical devices	United States	100%
Africa, Asia and Australasia			
Smith & Nephew Pty Limited	Medical devices	Australia	100%
Smith & Nephew Limited	Medical devices	Hong Kong	100%
Smith & Nephew Healthcare Limited	Medical devices	India	100%
Smith & Nephew KK	Medical devices	Japan	100%
Smith & Nephew Limited	Medical devices	Korea	100%
Smith & Nephew Healthcare Sdn Berhad	Medical devices	Malaysia	100%
Smith & Nephew Limited	Medical devices	New Zealand	100%
Smith & Nephew Pte Limited	Medical devices	Singapore	100%
Smith & Nephew Limited	Medical devices	South Africa	100%
Smith & Nephew Limited	Medical devices	Thailand	100%
Smith & Nephew FZE	Medical devices	United Arab Emirates	100%

*Owned indirectly by the parent company

Principal associated undertakings, joint ventures and other arrangements

The group owns 50% of BSN Medical GmbH & Co KG, a medical devices company, incorporated in Germany which has been included in the consolidated accounts as a joint venture.

The group owns 21.5% of AbilityOne Corporation, a supplier of rehabilitation products to hospitals, nursing homes and clinics, incorporated in the United States which has been included in the consolidated accounts as an associated undertaking.

In 2001 the group had interests in two joint arrangements with Advanced Tissue Sciences, Inc., one relating to products for the treatment of diabetic foot ulcers and other wound indications, and the other for cartilage replacement. During the year the group acquired the interests it did not already own in the joint arrangements from Advanced Tissue Sciences, Inc.

Information for shareholders

Financial calendar

Annual General Meeting	29 April 2003
Payment of 2002 final dividend	16 May 2003
Interim results announced	31 July 2003
Payment of 2003 interim dividend	14 November 2003
Full year results announced	early February 2004
Annual report posted	early March 2004
Annual General Meeting	5 May 2004

Final dividend

The ordinary shares will trade ex-dividend on both the London and New York Stock Exchanges from 16 April 2003 and the record date will be 22 April 2003 in respect of this year's proposed final dividend to be paid on 16 May 2003.

Ordinary shares

Payment of cash dividends Shareholders who wish their dividends to be paid directly to a bank or building society and who have not already completed a BACS mandate should contact the company's registrars.

Dividend re-investment plan The company has a dividend re-investment plan that offers shareholders the opportunity to invest their cash dividends in Smith & Nephew shares, which are purchased in the market at competitive dealing costs. Application forms for re-investing the 2002 final dividend are available from Lloyds TSB Registrars who administer the plan on behalf of the company. Applications for re-investment should be returned to the company's registrars by 29 April 2003.

UK capital gains tax For the purposes of capital gains tax the price of ordinary shares on 31 March 1982 was 35.04p.

Smith & Nephew share price The company's share price is quoted daily in national newspapers, as well as on Ceefax and Teletext and at www.londonstockexchange.com where it is updated at intervals throughout the day. The Financial Times Cityline Service, telephone 0906 0034043, provides an up to the minute share price. A fee is charged for this service.

Low-cost dealing service A postal and telephone facility that provides a simple low-cost method of buying and selling Smith & Nephew shares is available through Hoare Govett Limited. For information contact Hoare Govett Ltd., 250 Bishopsgate, London, EC2M 4AA. Telephone 020 7678 8300.

Smith & Nephew Corporate ISA The company has a corporate Individual Savings Account (ISA) administered by Lloyds TSB Registrars. For information about this service please contact their helpline on telephone 0870 2424 244.

Shareview To view information about your shareholdings on the internet, register at www.shareview.com, the Lloyds TSB enquiry and portfolio management service for shareholders. When you have registered for shareview you will also be able to register your proxy instructions online and elect to receive future shareholder communications via our website www.smith-nephew.com.

Shareholder Enquiries For information about the AGM, shareholdings, dividends and changes to personal details all shareholders should contact: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DS. Telephone 0870 600 3996.

American depositary receipts (ADRs)

In the US, the company's ordinary shares are traded in the form of American Depositary Shares, evidenced by ADRs, and trade under the symbol SNN. Each American Depositary Share represents ten ordinary shares. Bank of New York is the authorised depositary bank for the company's ADR programme. A Global BuyDIRECT plan is available for US residents, enabling investment directly in ADRs with reduced brokerage commissions and service costs. For further information on Global BuyDIRECT contact: Bank of New York on 1-888-BNY-ADS (toll-free) or visit www.adrbny.com.

Smith & Nephew ADR price The company's ADR price is quoted daily in the Wall Street Journal and can be obtained from the official New York Stock Exchange website www.nyse.com.

ADR Enquiries All enquiries regarding ADR holder accounts and payment of dividends should be addressed to Bank of New York, 620 Avenue of the Americas, New York, New York 10011.

Annual General Meeting

The company's 66th Annual General Meeting is to be held on 29 April 2003 at 10.30 am at the Institute of Mechanical Engineers, One Birdcage Walk, London, SW1H 9JJ. Notice of the meeting is enclosed with an accompanying letter from the Chairman.

Registered office

Smith & Nephew plc, 15 Adam Street,
London WC2N 6LA
Registered in England No. 324357

Advisers

Solicitors:	Ashurst Morris Crisp
	Pinsent Curtis Biddle
Auditors:	Ernst & Young LLP
Stockbrokers:	Cazenove & Co
	Dresdner Kleinwort Wasserstein

Trademarks

The product names referred to in this document are trademarks owned by or licensed to members of the Smith & Nephew group.

Designed and produced by Fitch:London.
Printed by CTD Capita. Board photography by Sven Seiffert.

You have access to more information from the following sources:

Board/Group Executive Committee biographies
For further biographies, visit:
www.smith-nephew.com/about/personnel.html

Presentations
For presentations to analysts and shareholders, visit:
www.smith-nephew.com/investors/archive.html

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Annual Report and Accounts

Contents
Financial highlights
Chairman's statement
Chief Executive's statement
Board & Group Executive Committee
Financial review
Corporate social responsibility
Corporate governance
Remuneration report
Directors' responsibilities
Auditors' report
Group profit and loss account
Group balance sheet
Group cash flow statement
Statement of total recognised gains and losses
Movement in shareholders' funds
Parent company balance sheet
Accounting policies
Notes to the accounts
Group five year summary
Subsidiary and associated undertakings
Information for shareholders

Available as a printed document or online at:
www.smith-nephew.com/investors/annualreport2002

Sustainability report
For further information on sustainability and to access our report, visit:
www.smith-nephew.com/sustainability2002

Shareholder information
For further up-to-date shareholder information, visit: www.smith-nephew.com/investors/shareinfo.html
For up-to-minute share price information, visit: www.smith-nephew.com/investors/financial_data.html
For press releases and latest business information, visit:
www.smith-nephew.com/news

Smith & Nephew plc
15 Adam Street
London WC2N 6LA
www.smith-nephew.com